UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C/A
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☑ Form C/A: Amendment to Offering Statement

      ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Issuer Information

Name of issuer:

SeaRasa Innovations Inc. d/b/a Rootles

Legal status of issuer:

    Form: Corporation

    Jurisdiction of Incorporation/Organization: Delaware

    Date of organization: February 18, 2021

Physical address of issuer: 971 Eddy Street, #605, San Francisco, CA 94109

Website of issuer: www.getrootless.com

Is there a co-issuer? ☑yes / ☐no

Name of co-issuer:

SeaRasa CF SPV, LLC

Legal status of co-issuer:

    Form: Limited liability company

    Jurisdiction of Incorporation/Organization: Delaware

    Date of organization: January 17, 2024

Physical address of co-issuer: 971 Eddy Street, #605, San Francisco, CA 94109

Website of co-issuer: n/a

Offering Information

Name of Intermediary through which the Offering will be Conducted: DealMaker Securities LLC

CIK Number of Intermediary: 0001872856

SEC File Number of Intermediary: 008-70756

CRD Number of Intermediary: 315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC (the "**Intermediary**") and its affiliates, the Intermediary will charge a fee consisting of an eight and a half percent (**8.5%**) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $15,000 advance setup fee and $4,000 monthly fee for the use of the platform and marketing services charged by the Intermediary. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: No.

Type of security offered: Common Stock

Target number of securities to be offered: 12,500

Price (or method for determining price): $0.8

Target offering amount: $10,000

Oversubscriptions accepted: ☑ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:

    ☐ Pro-rata basis

    ☐ First-come, first-served basis

    ☑ Other (provide a description): The Target Offering Amount is $10,000, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Maximum offering amount (if different from target offering amount): $1,234,999.26

Deadline to reach the target offering amount: July 7, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 3

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets:	381,384	345,564
Cash & Cash Equivalents:	143,215	215,941
Accounts Receivable:	220	0
Short-term Debt:	0	0
Long-term Debt:	2,816,667	1,733,333
Revenues/Sales	324,097	95,757
Cost of Goods Sold:	231,843	90,729
Taxes Paid:	1,034	1,656
Net Income:	(1,019,501)	(910,379)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

Alberta, Canada, British Columbia, Canada, Manitoba, Canada, New Brunswick, Canada, Newfoundland, Canada, Nova Scotia, Canada, Ontario, Canada, Prince Edward Island, Canada, Quebec, Canada, Saskatchewan, Canada, Yukon, Canada, and Canada (Federal Level).

OFFERING STATEMENT (EXHIBIT A)

SeaRasa Innovations Inc. d/b/a Rootless
971 Eddy Street, 605
San Francisco, CA 94109
https://www.getrootless.com

LLC Membership Interests Representing
Up to 1,491,545 shares of Common Stock at $0.80/share
Maximum Offering Amount: $1,234,999.26 including transaction fee*
Minimum Target Amount: $10,000

SeaRasa Innovations Inc. d/b/a Rootless (the "**Company,**" "**we**," "**us**," or "**our**") is offering a minimum amount of $10,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,234,999.26 (the "**Maximum Offering Amount**") worth of up to 1,491,545 shares of Common Stock of the Company (the "**Securities**"), at a purchase price of $0.80 per share (plus the transaction fee described below) on a best efforts basis as described in this Form C/A (this "**Offering**"). The investment will be made through SeaRasa CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Securities being subscribed for under this Offering constitute LLC membership interests of the Co-Issuer, which equal to up to 1,193,236 shares of Common Stock issued by the Company on a one-to-one basis. The Company must raise an amount equal to or greater than the Target Offering Amount by July 7, 2024 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investor(s)**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

*Investor's total payment consists of a purchase price of $0.80 per share (the "**Investment Amount**") and an investor transaction fee equaling to 3.5% of the Investment Amount per transaction (the "**Transaction Fee**"). For the avoidance of doubt, the quantity of Securities received by the Investor shall be based on Investment Amount exclusive of the Transaction Fee. The maximum Transaction Fee is $500 per transaction, and the aggregate Transaction Fees charged by the Intermediary under this Offering are capped at $41,763.26.

LEGENDS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of this offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY.
THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

BAD ACTOR DISCLOSURE

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification.

ELIGIBILITY

The Company certifies that all of the following statements are true for the Company and the Co-Issuer in connection with this Offering:

- The Company and Co-Issuer are organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Company and Co-Issuer are not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Company and Co-Issuer are not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Company and Co-Issuer are not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis- qualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Company and Co-Issuer have filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement. Please note that neither the Company nor Co-Issuer has previously relied on Regulation Crowdfunding to offer or sell securities. The Company and Co-Issuer are not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Contents

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C/A to the maximum extent permitted by law.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

FORWARD-LOOKING STATEMENTS

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT

COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY AND ITS BUSINESS

Company Overview

Rootless was started in 2021 by Sachi Singh, who wanted to transform the global food system by getting more people to eat and grow sustainable seaweed. After earning a Masters in Environmental Management from Yale University and over a decade of international work in think tanks, academia, and nonprofits on climate solutions, she quit her full-time job in philanthropy to start Rootless. Early on in her seaweed discovery process, Sachi recognized that eating seaweed is not only good for people's health, but creating more consumer demand for sustainable seaweed - which is a regenerative, zero input crop - can help the planet's health as well.

Through her research, Sachi learned that cultures in which seaweed is consumed daily as a dietary staple, such as in Japanese, Okinawan and Korean diets, people tend to live longer, healthier lives. As one of the most nutrient-dense and nutrient-diverse foods on the planet, seaweed is rich in vitamins, minerals, trace minerals, polyphenols and bioactives that are lacking in Western diets. Seaweed is also the most natural, potent source of iodine, a mineral which our bodies require to produce thyroid hormones. Iodine, which most Americans are deficient in, can only be obtained through food and supplements. As American diets become increasingly plant based and lack other sources of iodine such as iodized salt, dairy, eggs, and seafood, the US population has become iodine deficient.

And for the first time in recent history, women of reproductive age in the US are iodine deficient, which can have severe health implications during times of hormonal changes like when pregnant, breastfeeding or transitioning into perimenopause and post-menopause. Rootless is harnessing the power of seaweed and is on a mission to help millions of women reclaim their hormonal health with this time-tested superfood. By making foundational nutrition, educational nourishment, and community connection more accessible, Rootless helps women feel valid, empowered, and seen - particularly as they enter perimenopause - and reclaim their bodies, health, and identities at all ages. Simply put, we want women to feel good knowing that doing one thing for themselves each day is self, community, and planetary care.

Products

Rootless is making it easy to tap into seaweed's nutritional benefits with our hero product, the Daily Bite, a tasty, whole food supplement made with the optimal daily dose of seaweed, plus almonds, dates, and seeds. As seaweed can be an unfamiliar and unpleasant flavor, texture, or aroma for some, the Daily Bite was created to deliver seaweed conveniently in an innovative, bioavailable form without having to "taste the sea." The Daily Bite is currently available in 5 delicious flavors and sold in home-compostable pouches that are designed to be sustainable and keep the product fresh:

- Double Strawberry
- Orange Pistachio
- Coconut Chai
- Cacao Crunch
- Cinnamon Crunch

Made with carefully-sourced, clean, whole-food ingredients, the Daily Bites are vegan, gluten-free, have no added sugar, and are less than 45 calories per serving. There are more than 40 essential nutrients and bioactives in each bite, and they are recommended to be taken daily to get 130% of your daily dose of iodine. The product development team at Rootless thoughtfully designed the Daily Bite to provide the optimal daily dose of iodine from seaweed by considering which species of seaweed is not too high in iodine based on FDA recommendations. We source our USDA-certified organic seaweed from the clean, unpolluted waters off the coast of Maine and Ireland. It is sustainably harvested and rigorously lab-tested for quality and nutrition. In addition to providing reliable livelihood to harvesters and coastal communities, these thriving seaweeds help heal the surrounding ocean by absorbing carbon from the water and air.

Market Analysis

80% of women suffer from symptoms of hormonal imbalance during puberty, pre- and post-pregnancy, and menopause. Menopause has been the most neglected, yet everyone with female hormones will experience it. By 2025, over 1 billion women will be experiencing menopause, 75% of whom will experience symptoms rooted in hormonal changes, which can be severe and debilitating. The menopause market represents a $600 billion opportunity, and has received increasing attention this year due to celebrities, mainstream media, the White House introducing a Women's Health Initiative, and the Menopause Research and Equity Act being introduced to Congress. Currently, a fraction (under 1%) of the NIH's budget funds menopause research. According to the AARP, 85% of internal medical residents do not feel equipped to talk about, and therefore treat, menopause.

Rootless does not have any direct competitors that are leveraging seaweed-powered, whole foods solutions to alleviating menopause symptoms. The major players in this space are large pharmaceutical companies that are developing nutraceutical solutions to alleviate menopause symptoms, including Pfizer Inc, Novo Nordisk A/S, Allergan plc, etc.

Today, more women are seeking both hormonal and non-hormonal solutions for menopause symptom alleviation, including natural, herbal remedies, clean supplements and beauty products, mental health and mindfulness services, telemedicine, etc. Rootless has a competitive advantage in the use of an effective, novel ingredient (minimally-processed, sustainably sourced seaweed) presented in a new and innovative delivery mechanism and form factor. Rootless' sourcing team has built a moat around its sustainably sourced seaweed supply chain and processing, and is continuing to invest in a brand-and-community-led moat.

Marketing and Sales Strategy

Rootless started as a Direct-to-Consumer business with a subscription model, and are planning to expand into offline retail to continue growth. Through the Rootless' Shopify website, consumers can either purchase one-time or recurring monthly subscriptions. Using supplement pricing as a benchmark (~$1/day), one-time (or a month supply) purchases of Rootless Daily Bites are $44 + $7.99 flat rate shipping to anywhere in the US, and subscribers save 10% ($39.60) and get free shipping. First-time purchases and subscriptions receive a free refillable countertop tin, which consumers love to place somewhere like their nightstand or on their desks as a reminder of the ritual to take their bites daily. All subsequent subscription shipments receive the compostable pouches and can refill their tin.

In 2022, Rootless launched three initial flavors of the Daily Bite (Coconut Chai, Double Strawberry, and Orange Pistachio) mostly distributed using word-of-mouth and organic marketing. In early 2023, Rootless launched two additional flavors of the Daily Bite (Cacao Crunch and Toasted Hazelnut) which were developed with consumer feedback through a program called Rootless Labs. Also around this time, Rootless scaled their marketing spend and distribution on Meta, Google, Brand Marketing, and Affiliate Marketing. In 2023, marketing spend was focused on 50% acquisition and 50% retention with the following channel revenue attribution (26% Meta, 6% Google, 18% Email, and 2% Affiliate).

In mid-2023, Rootless launched their offline retail expansion with a focus on wellness hubs where there tends to be more ability to engage in consumer education. Rootless plans to scale this sales channel in 2024 and beyond. Toasted Hazelnut was discontinued towards the end of 2023, and Rootless launched a new flavor Cinnamon Crunch in January 2024.

Team

Sachi Singh is the CEO and Founder of Rootless. She started the company in 2021 and her responsibilities include running the day to day of the business, overseeing a full-time Chief of Staff, Senior Program Manager, as well as part-time contractors, and partners including media buying agency, manufacturing and fulfillment partner, legal counsel, and bookkeeper.

Gabby Pavelko is the Chief of Staff of Rootless and joined the team in March of 2023. The Chief of Staff position involves overseeing and implementing new strategic initiatives, managing communication with internal and external stakeholders, and leading cross-functional business strategies and processes. Reporting directly to the CEO, the role requires close collaboration in planning and executing initiatives, conducting cross-functional planning exercises, maintaining key performance indicators (KPIs) and dashboards, supporting financial planning, and addressing process and personnel gaps through the implementation of tools, approaches, and hiring. The Chief of Staff is expected to play a vital role in the day-to-day operations of the company. Prior to working with Rootless, Gabby has 16 years of experience in product and category innovation, go-to-market strategy, and team culture development across CPG (Earthbound Farm, Del Monte Foods) and cannabis industries. She also has her Doctorate in Acupuncture and Chinese Medicine, with a focus in women's health.

Gabie Carne is the Senior Program Manager, Ops and Product, reporting to the CEO and joined the team in October 2021. The Program Manager, Operations & Product at Rootless will lead product launch and commercialization efforts, guiding products from concept to customers. This role involves utilizing consumer data, overseeing product development processes, and managing operational and supply chain aspects for successful flavor launches, recipe changes, and new product introductions. Key responsibilities include collaborating with the Chief of Staff and CEO on new product launch plans, ensuring smooth commercialization with supply chain stakeholders, executing operational strategies for Rootless Labs Program, optimizing costs, managing relationships with supply chain partners, troubleshooting customer-related operational and product issues, aligning with growth goals, and providing regular reporting on operational and product success metrics. Prior to working with Rootless, Gabie has 5 years of experience in operational excellence and innovative product launches at high-growth ag-tech startups (Plenty, Lettuce Grow).

More information about the Company and the Company's business can be found in **Exhibit E** "Company Profile & Video Transcripts."

DIRECTORS AND OFFICERS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Director

Name	Sachi Singh
Date of Services	February 21, 2021-Present
Title	Director
Principal Occupation and Employment Responsibilities for the Last Three (3) Years	From February 21, 2021 to the date of this Form C/A, Sachi Singh serves as the sole director of the Company, oversees the operations of the Company, and handles a variety of tasks including strategic planning, recruiting and policy decisions.

Officer

Name	Sachi Singh
Date of Services	February 21, 2021-Present
Title	CEO & Founder
Principal Occupation and Employment Responsibilities for the Last Three (3) Years	From February 21, 2021 to the date of this Form C/A, Sachi Singh is actively involved in the operations of the Company, responsible for strategy, operations and marketing oversight, and other general CEO responsibilities.

CO-ISSUER

This Offering has the following co-issuer(s): SeaRasa CF SPV, LLC (the "**Co-Issuer**"), a Delaware limited liability company with an address at 971 Eddy Street, 605, San Francisco, CA 94109, United States. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The Company is still subject to all of the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks related to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking.) Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the company as well as the following risk factors, in addition to the other information in the Company's Form C/A. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Any valuation is difficult to assess

The valuation for the Offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market, the Company's performance, and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. Rather, the price of the Securities was derived as a result of internal decisions based upon various factors including prevailing market conditions, the Company's future prospects and needs, research on other companies that have been acquired that is not scientific and is anecdotal only and the Company's capital structure. These prices do not necessarily accurately reflect the actual value of the Securities or the price that may be realized upon disposition of the Securities, or at which the Securities might trade in a marketplace, if one develops. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The transferability of the securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following the investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on the management's review and determination that it is in the best interests of the Company.

Your information rights are limited with post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of the proceeds, among other things, in this Offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, Investors will only be entitled to that post-Offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Management's discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds for this Offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category or another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this Offering may include investments from Company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products and services, leading to lost revenue or increased costs. Products and services that are not available when consumers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products and services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The Securities offered herein constitute LLC membership interests of the Co-Issuer, which equal up to the same number of Common Stock issued by the Company on a one-to-one basis. Therefore, the Securities do not have voting rights in the Company unless otherwise provided for by the Company. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is cash remaining after all of the creditors and after holders of preferred stock of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the company to make good business decisions that grow your investment.

This Offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this Offering, we may request the Escrow Agent to disburse Offering funds to us. At this point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' business plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

The loss of one or more of the Company's key personnel, or their failure to attract and retain other highly qualified personnel in the future, could harm the business.

The Company's business depends on the ability to attract, retain, and develop highly skilled and qualified employees. As it grows, they will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, operations, finance, legal, and human resources. However, they may face competition for qualified candidates, and they cannot guarantee that they will be successful in recruiting or retaining suitable employees. Additionally, if they make hiring mistakes or fail to develop and train their employees adequately, it could have a negative impact on the business, financial condition, or operating results. They may also need to compete with other companies in their industry for highly skilled and qualified employees. If they are unable to attract and retain the right talent, it may impact their ability to execute the business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect their ability to hire qualified candidates, and they cannot predict whether they will be able to find the right employees when they need them. This would likely adversely impact the value of your investment.

The ability to sell the Company's product or service is dependent on outside government regulation, which can be subject to change at any time.

The ability to sell the Company's products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, handling and sale of its products. Changes in these regulations, or the enactment of new regulations, could impact the ability to sell its products or increase its compliance costs. Furthermore, the regulatory landscape is subject to regular change, and they may face challenges in adapting to such changes, which could adversely affect their business, financial condition, or operating results. In addition to government regulations, they may also be subject to other laws and regulations related to their products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perceptions or cultural norms regarding their products may impact demand for their products, which could adversely affect the business and financial performance, which may adversely affect your investment.

The Company relies on third parties to provide services essential to the success of its business.

The business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers and distributors. The ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on the business, financial condition, and operating results. The Company may have limited control over the actions of these third-party vendors and service providers, and these vendors may be subject to their own operational, financial, and reputational risks. The company may also be subject to contractual or legal limitations in their ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, the company may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to their operations. The loss of key or other critical vendors or service providers could materially and adversely affect the business, financial condition, and operating results, and as a result, your investment could be adversely impacted by the company's reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Constraints on the Menopause Market

Despite the considerable growth potential in the market, various factors, including concerns about safety, limited awareness and societal stigma, regulatory obstacles, and insufficient research and development, may impede its expansion. Menopause remains a sensitive and taboo topic in numerous countries, contributing to a lack of understanding about its impact on women's health, potentially reducing demand and complicating the promotion of menopause-related products and services. Despite the increasing demand for efficient treatments, the limited research and development in the field pose a hindrance to the availability of effective solutions. These factors collectively contribute to the potential limitations on the market's growth.

Seaweed supply chain risks

Environmental risks in climate change like changes in ocean temperatures and acidity levels can impact seaweed growth and quality. Natural Disasters like storms, hurricanes, or other extreme weather events can damage seaweed farms or harvesting areas, and natural factors such as disease, pests, or suboptimal growth conditions can impact seaweed yields. Reliance on specific technologies for farming, processing, or preserving seaweed leaves the business vulnerable to technological failures. Compliance with regulations related to seaweed farming and harvesting can be complex and may vary by location. Stricter regulations regarding the environmental impact of seaweed farming can affect operations. Ensuring consistent quality and preventing contamination is crucial for seaweed products. Seaweed can absorb pollutants and toxins from the water, posing risks if not properly monitored. The market prices for seaweed products may vary, affecting revenue and profitability. Furthermore, delays or disruptions in transportation and logistics can affect the timely delivery of products. Consumer acceptance of seaweed products may be influenced by cultural factors, taste preferences, or misconceptions, affecting market penetration.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Overview

The following summary is qualified in its entirety by more detailed information appearing elsewhere in this Form C/A and/or incorporated by reference in this Form C/A, including without limitation the Subscription Agreement located at Exhibit B. For full offering details, please (1) thoroughly review this Form C/A filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C/A.

The Issuer:

> Company: SeaRasa Innovations Inc. d/b/a Rootless
> Address: 971 Eddy Street, 605, San Francisco, CA 94109
> State of Incorporation: Delaware
> Date Incorporated: February 18, 2021

The Purpose:

The purpose of this Offering is to generate additional capital to scale marketing activities, retain talents, and product development. See "Use of Proceeds" section for more information.

The Material Terms:

Target Offering Amount	$10,000
Maximum Offering Amount*	$1,234,999.26
Name of Securities	Common Stock***
Price Per Security	$0.80
Minimum Investment Amount (per Investor)**	$500
Maximum Investment Amount (per Investor)	Unlimited (subject to Regulation CF limits, see "Investor Limitations" Section below)
Offering Deadline	July 7, 2024
Use of Proceeds	See "Use of Proceed" Section below
Voting Rights	None. See "Voting and Control" Section below

*The Transaction Fee (as defined below) counts toward the Maximum Offering Amount.
The Investment Amount means the amount of Investor's subscription per transaction. As of April 29, 2024, the Minimum Investment Amount shall be $500. The Company reserves the right to amend the Minimum Investment Amount in its sole discretion. To facilitate the transaction, in addition to the Investment Amount, the Company will charge each Investor a fee of three and five tenths percent (3.5%) of the Investment Amount (the "Transaction Fee**"). By way of illustration only, if an Investor invests $500, the Transaction Fee is $17.50, and the total payment the Investor needs to make is $517.5. The Transaction Fee will be capped at a maximum of $500 per transaction irrespective of the Investment Amount. The Intermediary receives a commission on the Transaction Fee.

***The investment will be made through the Co-Issuer. The Securities being subscribed hereunder constitute LLC membership interests of the Co-Issuer, which equal to up to 1,193,236 shares of Common Stock issued by the Company on a one-to-one basis.

Rights and Restrictions on the Securities

Voting and Control Rights

Since Investor makes investment through the Co-Issuer, the Securities do not have voting rights unless otherwise provided for by the Company. Moreover, each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold Common Stock of the Company and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Transferability of Securities

The Securities being offered may not be transferred by any purchaser of such Securities during the one (**1**) year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Investment Perks

The Company provides Investors with certain perks and rewards at no additional cost based on amount invested under one subscription agreement. All investment amounts set forth below do not include the 3.5% Transaction Fee charged by the Intermediary. Unless otherwise specified herein, Investors shall receive the perks listed for each investment tier as well as all perks for the lower investment tiers after the Offering Deadline or at such time that this Offering is ended, unless the Offering is cancelled in accordance with the terms herein. The Company reserves the right to modify, suspend or discontinue any and all of the perks.

1. First 2-Week Perks

Upon the Offering's launch on EDGAR (the "**Launch Date**"), if an Investor's Investment Amount equals to or exceeds $500 per subscription and is received by the Escrow Agent within fourteen (14) calendar days of the Launch Date♦, the Investor will be entitled to receive the following perk or such other perk of equivalent value determined in the Company's sole and absolute discretion:

Investment Amount	Perk
$500 or more	Exclusive Travel Tin

♦ All perks occur after the offering is completed. The 14 days begins upon the filing of the initial Form C being reflected on the SEC's EDGAR System and concludes on the 14th day at 11:59 pm PST (6:59 am UTC the next day (UTC+7)).

2. Limited Time Offer of Bonus Shares

During the designated offer period below (each, an "**Offer Period**"), if an Investor's Investment Amount equals to or exceeds $500 per subscription and such payment is received by the Escrow Agent within the applicable Offer Period, the Investor will be entitled to receive the following bonus shares (the "**Bonus Shares**")[1] or such other perk of equivalent value determined in the Company's sole discretion:

Investment Amount	Offer Period	Perk
$500 or more	March 8, 2024 – May 31, 2024	For any Investor who (1) provides their information through the Intermediary's platform to indicate interest in purchasing the Securities by May 31, 2024 at 11:59 pm PST and (2) completes the payment by June 20, 2024 at 11:59 pm PST, the Company shall issue to such Investor additional shares equal to ten percent (**10%**) of the Securities purchased by such Investor.
	June 1, 2024 – June 15, 2024	For any Investor who provides their information through the Intermediary's platform to indicate interest in purchasing the Securities and completes the payment from June 1, 2024 to June 15, 2024, the Company shall issue to such Investor additional shares equal to five percent (**5%**) of the Securities purchased by such Investor.

---

[1] Bonus Shares, if any, will be issued within 90 calendar days after the conclusion of the Offering, unless the Offering is cancelled in accordance with the terms herein. The Offer Period starts at 00:01 am PST on the first day and ends at 11:59 pm PST on the last day of each applicable Offer Period (6:59 am UTC the following day (UTC+7)).

By way of example only, if an Investor invests $1,000 on May 21, 2024 in accordance with the terms of this Offering, such Investor shall be entitled to receive a total of 1,375 shares of Securities offered herein (1,250 shares at $0.80 per share, plus 125 shares) within 90 days after the conclusion of the Offering, unless the Offering is cancelled in accordance with the terms herein.

3. Volume-Based Perks

Throughout the term of this Offering, if Investor's Investment Amount equals to or exceeds the following amount per subscription, the Investor shall be entitled to receive the respective perk(s) or such other perk of equivalent value determined in the Company's sole and absolute discretion:

Investment Amount*	Perk
$500 or more	Exclusive Rootless Sampler Pack
$1500 or more	Investor Frond Card (with discounts and opportunities to attend the Company's exclusive events and product development)
$10,000 or more	Zoom session with Sachi and Dr. Gabby
$25,000 or more	Company-sponsored regenerative seaweed dinner
$100,000 or more	Seaweed foraging adventure with the Rootless team

In order to receive perks from an investment, an Investor must submit a single investment in the same subscription agreement that meets the minimum perk requirement. All perks or the relevant information will be provided after the Offering has concluded.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including but not limited to delivering an executed signature page of the Subscription Agreement (attached as Exhibit B), delivering an executed signature page of joinder to be bound by the Operating Agreement of the Co-Issuer, delivering the Investment Amount and Transaction Fee, complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies, and other steps as instructed by the Intermediary. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in an escrow by the **Escrow Agent** until the Target Offering Amount has been met or exceeded and one or more closings occur.

Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

Except as stated or updated in this Form C/A or subsequent filings, there are no other material changes or information to disclose.

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("**Dealmaker**" or "**Intermediary**"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and five tenths percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $15,000 advance setup fee and $4,000 monthly fee for the use of the platform, paid to Intermediary and its affiliates. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

	% of Proceeds	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Intermediary Fees**	8.5%	$850	$104,975
Marketing (1)	30%	$3,000	$370,500
Product research and development (2)	1.25%	$125	$15,437
Consultant Service (3)	18.5%	$1,850	$228,475
Employment and Talent Acquisition (4)	21.25%	$2,125	$262,437
General Working Capital (5)	20.5%	$20,50	$253,175
Total	**100%**	**$10,000**	**$1,234,999***

*These figures are rounded to the nearest whole dollar.
** The Intermediary takes a total of eight and five tenths percent (**8.5%**) cash commission on cash proceeds received in the Offering (the "**Intermediary Fees**"). The Company will bear five percent (**5%**) of the Intermediary Fees, and each Investor will be charged a Transaction Fee per transaction, equaling to three and five tenths percent (**3.5%**) of the Investor's Investment Amount. In addition to the Intermediary Fees, the Intermediary and its affiliates will also receive a one-time $15,000 payment and a $4,000 monthly maintenance and marketing fee that are not reflected in the table above. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the Company.

(1) We will use the funds to increase our marketing budget to scale our top-of-funnel acquisition. Additional proceeds will be used to fund marketing initiatives for the business as a whole, including digital paid ads and targeted campaigns.

(2) To diversify our product line in 2025, we will use a portion of the proceeds received from the offering on product research and development. We believe the development will help us grow profitability by 2025.

(3) We will use the funds for the Company's costs related to legal and other professional consulting services, which may be paid for by hiring staff internally or outsourcing such services to third party providers or contractors.

(4) Our Company is operated by a group of talented and hard-working team. We will use these proceeds to pay the Company's employees. We expect to hire a few more full-time employees to assist in growing our business.

(5) These proceeds will be used to continue to fund the Company's operations as we scale the business, including hiring additional resources on the client services side as well as general administrative expenses that will increase as our revenues continue to scale higher.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership The following table sets forth information regarding beneficial ownership of the Company's holders of 20% or more of any class of voting securities as of the date hereof.

SeaRasa Innovations Inc. Total authorized shares: 20,000,000					
Title of Class	**Stockholder Name**	**Number of Shares**	**Voting Rights**	**Anti-Dilution Rights**	**Fully Diluted Percentage**
Common Stock	Sachi Singh	10,000,000	Yes	No	60.38%
Preferred Stock	KS Holding Global Ltd.	3,750,000	Yes*	No	22.64%

*As of the date of this Form C/A, KS Holding's voting right is limited to certain significant events of the Company such as change of control, merger and acquisition, and dissolution.

The Company's Capital Structure

The following description summarizes the most important terms of the Company's capital stock.

As of the date of this Form C/A, the Company is authorized to issue 20,000,000 shares (the "**Authorized Shares**").

Of the Authorized Shares, (i) 15,000,000 shares are designated as common stock, par value $0.0001 per share, with voting rights (the "**Common Stock**"), and (ii) 5,000,000 shares are designated as preferred stock, with certain voting rights and a 1.0x liquidation preference (the "**Preferred Stock**"). Additionally, the Company has established the 2021 Stock Option Plan (the "**Stock Option Plan**") for which a total of 2,500,000 shares of Common Stock have been reserved and authorized for issuance thereunder.

As of the date of this Form C/A, the Company has issued a total of 10,463,020 shares of Common Stock and 3,750,000 shares of Preferred Stock. Additionally, the Company has issued 348,020 options to purchase Common Stock pursuant to the 2021 Stock Option Plan; 25,520 options have been exercised, while the remaining 322,500 options are subject to vesting requirements.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Authorized	15,000,000
Amount Outstanding	10,463,020
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other material rights	Dividends: The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors of the Company.

Type	Preferred Stock
Amount Authorized	5,000,000
Amount Outstanding	3,750,000
Voting Rights	One vote per share, limited to certain significant events of the Company such as change of control, merger and acquisition, and dissolution
Anti-Dilution Rights	None
Other material rights	• Dividends: The holders of the Preferred Stock may or may not be entitled to receive dividends when and if declared by the Board of Directors. Dividends on Preferred Stock, if any, are in preference to and prior to any dividend on Common Stock and are not cumulative. As of the date of this Form C/A, no dividends have been declared. • Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock shall be entitled to receive prior to, and in preference to, any distribution to the holders of Common Stock. The preferred shares shall carry a 1.0x liquidation preference over common shares.

Outstanding Options

As of the date of this Form C/A, the Company has the following additional securities outstanding pursuant to the Stock Option Plan:

Type	Options to Purchase Common Stock
Shares Issuable Upon Exercise	322,500
Voting Rights	Once exercised, each share has one vote
Anti-Dilution Rights	None
Other material rights	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.

RECENT EXEMPT OFFERINGS OF SECURITIES

The Company has made the following issuances of securities within the last three years:

Securities Type	Amount Sold	Amount of Securities Issued	Issue Date	Use of Proceeds	Exemption Relied on
SAFE	$3,000,000	3,750,000	March 7, 2024	Marketing and General Working Capital	Section 4(a)(2) of the Securities Act
Options to Purchase Common Stock	N/A	322,500*	Various dates between May 6, 2021 and February 2, 2024	N/A	Rule 701

*Certain options are subject to vesting requirements. These options are offered to former branding agencies, advisors, and former or current employees. See the section titled "*Ownership and Capital Structure*" for more information regarding the securities issued in our previous offerings of securities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit D.

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Statement. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Statement.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for the fiscal year 2022 was $95,757 compared to $324,097 in fiscal year 2023.

The increase in revenue was due to the fact that the Company invested in an acquisition strategy on paid social media, and increased retention through a monthly subscription program.

Cost of sales

Cost of Sales for fiscal year 2022 was $90,729 compared to $231,843 in fiscal year 2023. The increase in Cost of Goods Sold (COGS) was largely due to increased cost of professional services, the need for more supplies and materials as the company grew, and increased cost of 3PL partner to ship products to consumers.

Gross Margins

Gross margins for fiscal year 2022 were $5,028 compared to $92,254 in fiscal year 2023.

Expenses

Expenses for the fiscal year 2022 were $780,083 compared to $1,054,773 in fiscal year 2023. The increase in expenses was due to an increase in payroll with an added full-time employee, increased R&D costs, and more than doubling the sales and marketing costs.

Historical results and cash flows

The Company is currently in the growth stage and has been generating revenue since 2021. We are of the opinion the historical cash flows will be slightly lower than the revenue and cash flows expected for the future because we are scaling our operations to lower our operating costs, increasing marketing spend to increase revenue, and expect a higher gross margin as we continue to scale the business. Past cash was primarily generated through customer sales directly from our website. Our goal is to add additional retailers to allow us to scale the business and improve our bottom line.

Liquidity and Capital Resources

1. What capital resources are currently available to the company? (Cash on hand, existing lines of credit, shareholder loans, etc.)

As of March 4, 2024, the Company has capital resources available in the form of $365,107.54 in cash on hand.

2. How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to the Company's operations and ability to scale. We may have other funds and capital resources available to us in addition to this Regulation Crowdfunding campaign.

3. Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?

We believe the funds of this campaign are not necessary to the viability of the Company but will allow us to grow and scale faster than we have been by funding our own internal growth thus far. Of the total funds that the Company has, 74% will be made up of the funds raised from the Offering if we are able to raise Maximum Offering Amount.

4. How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will scale down marketing spend and expenses to have a year of runway, during which we will focus on profitability so we can be self-sustaining without external capital.

5. How long will you be able to operate the company if you raise your maximum funding goal?

The Company will be able to operate for many years to come, as it is projected to reach profitability in Q1 2025 and can self-sustain. This capital raised via this Offering will be used to scale and achieve breakeven in 2024.

6. Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc.)

The Company plans to raise a venture round for Series A in 2025.

Valuation

Pre-Money Valuation: $13,000,000

Valuation Details: The Company determined its valuation based on raising investment on a SAFE note at this valuation amount. The Company sets its valuation internally, without a formal third-party independent evaluation.

Debt

As of the date of this Form C/A, the Company does not have any debt.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES.

EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

ONGOING REPORTING

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.getrootless.com/annualreports

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company, the Co-Issuer, nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

UPDATES

More information about the Company and updates on the status of this Offering may be found at: https://www.getrootless.com/pages/join-the-movement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

SeaRasa Innovations Inc. d/b/a Rootless (Issuer)

By: /s/ Sachi Singh
(Signature)

Sachi Singh
(Name)

Chief Executive Officer
(Title)

June 18, 2024
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Sachi Singh
(Signature)

Sachi Singh
(Name)

Director of the Issuer
(Title)

June 18, 2024
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Co-Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

SeaRasa CF SPV, LLC
(Co-Issuer)
By: /s/ Sachi Singh
(Signature)
Sachi Singh
(Name)
Manager
(Title)
June 18, 2024
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Sachi Singh
(Signature)
Sachi Singh
(Name)
Manager
(Title)
June 18, 2024
(Date)

Exhibit B – Subscription Agreement

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE- SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE- SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "**SEC**"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB- BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "**INTERMEDIARY**"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 6(g)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT (THE "OFFERING STATEMENT") OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING DOCUMENTS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING DOCUMENTS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING DOCUMENTS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-

LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING DOCUMENTS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING DOCUMENTS, AND NOTHING CONTAINED IN THE OFFERING DOCUMENTS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING DOCUMENTS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

To: SeaRasa CF SPV, LLC

    c/o SeaRasa Innovations, Inc. d/b/a Rootless

    971 Eddy Street, #605

    San Francisco, CA 94109

Ladies and Gentlemen:

The undersigned ("**Subscriber**") understands that SeaRasa CF SPV, LLC, a limited liability company organized under the laws of Delaware (the "**Company**"), is offering up to 1,491,545 membership interests of the Company (the "**Securities**") at $0.80 per unit in accordance with the terms and conditions set forth in this subscription agreement (the "**Subscription Agreement**"). This offering is made pursuant to the Offering Documents (as defined above). The Subscriber further understands that the offering is being made without registration of the Securities under the Securities Act of 1933, as amended (the "**Securities Act**"), or any securities law of any state of the United States or of any other jurisdiction, and is being made only to "accredited investors" (as defined in Rule 501 of Regulation D under the Securities Act) or whose subscriptions are within the investment limits pursuant to Section 6(g) below.

Subscriber further understands that the Company serves as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for securities to be acquired from SeaRasa Innovations, Inc. d/b/a Rootless, a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute LLC membership interests of the Company, which equal up to 1,491,545 shares of Common Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the LLC Operating Agreement of the Company (the "**Operating Agreement**") and any description of the Securities that appears in the Offering Documents is qualified in its entirety by such document.

1.   Subscription.

(a)   Subject to the terms and conditions hereof and the provisions of the Offering Documents, Subscriber hereby irrevocably subscribes for the Securities set forth in Appendix A hereto for the aggregate purchase price set forth in Appendix A (the "**Purchase Price**") and a transaction fee equaling to 3.5% of the Purchase Price (the "**Transaction Fee**"), it being understood that the Transaction Fee per transaction shall not exceed $500, payable as described in Section 4 hereof. Subscriber acknowledges that the Securities will be subject to restrictions on transfer as set forth herein.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Operating Agreement, and a copy of the Offering Documents of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   Subscriber understands that the Crowdfunding Issuer, as the manager of the Company, will make all decisions for the Company even though Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   The aggregate value of Securities sold and the associated Transaction Fee shall not exceed $1,234,999.26 or other applicable amount set forth in the Offering Statement (the "**Maximum Offering Amount**"). The Company may accept subscriptions made hereunder until July 7, 2024 (the "**Termination Date**"). If subscriptions for $10,000 worth of Securities are received (the "**Minimum Offering Amount**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(e)   For the avoidance of doubt, the quantity of Securities received by the Subcriber shall be based on Purchase Price exclusive of the Transaction Fee.

2.   Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by

a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "**State Securities Laws**"). The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate. In the event of rejection of this subscription in its entirety, or in the event that the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

3.   The Closing.

(a)   The closing of the purchase and sale of the Securities (the "**Closing**") shall take place concurrently with the execution of this Subscription Agreement on Closing Date at the offices of the Crowdfunding Issuer or remotely by exchange of documents and signatures (or their electronic counterparts).

(b)   Concurrently with the Closing, Subscriber shall deliver to the Company (1) an executed signature page to this Subscription Agreement, (2) a joinder to the Operating Agreement, substantially in the form attached hereto as Appendix B (the "**Joinder**"), pursuant to which Subscriber agrees to be bound by the terms and conditions of the Operating Agreement of the Company as of Closing, (3) a copy of the investor questionnaire (substantially in the form attached hereto as Appendix C) completed by Subscriber based on Subscriber's jurisdiction of domicile or incorporation, as applicable, and (4) the Purchase Price and Transaction Fee in accordance with Section 4 below.

4.   Payment for Securities. Payment of the Purchase Price plus Transaction Fee shall be received by Enterprise Bank & Trust, the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**"), from Subscriber by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Payment shall be submitted to the Escrow Agent and held by the Escrow Agent until such time that it is either refunded to Investor or distributed to the Company.

5.   Representations and Warranties of the Company and Crowdfunding Issuer. As of the Closing, the Company and Crowdfunding Issuer each represents and warrants to Subscriber, as applicable, as follows:

(a)   Organization and Standing. (i) The Company represents and warrants that it is a limited liability company duly formed and is validly existing under the laws of the State of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted. (ii) The Crowdfunding Issuer represents and warrants that it is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware; with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any authorizations, approvals, permits and orders required by law for the conduct by the Crowdfunding Issuer of its business as it is currently being conducted.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale, and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d) Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the reviewed balance sheets of the Crowdfunding Issuer as of December 31, 2022 and the related income statement, statement of cashflow, and changes in member's deficit for the two-year period ended December 31, 2022 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(f) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Documents.

(g) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

6. Representations and Warranties of the Subscriber. Subscriber hereby represents and warrants to and covenants with the Company and Crowdfunding Issuer that:

(a) General.

(i) Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the Subscriber hereunder, and such purchase will not contravene any law, rule, or regulation binding on the Subscriber or any investment guideline or restriction applicable to Subscriber.

(ii) Subscriber is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(iii) Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which the Subscriber purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Subscriber is subject or in which Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

(b) Information Concerning the Company and Crowdfunding Issuer.

(i) Subscriber has received a copy of the Offering Documents. Subscriber has not been furnished any offering literature other than the Offering Documents, and Subscriber has relied only on the information contained therein.

(ii)   Subscriber understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Documents and in this Subscription Agreement. The Subscriber represents that it is able to bear any loss associated with an investment in the Securities.

(iii)   Subscriber confirms that it is not relying on any communication (written or oral) of the Company, the Crowdfunding Issuer, or any of their affiliates, as investment or tax advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Documents or otherwise by the Company or any of its affiliates shall not be considered investment or tax advice or a recommendation to purchase the Securities, and that neither the Company nor any of its affiliates is acting or has acted as an advisor to the Subscriber in deciding to invest in the Securities. The Subscriber acknowledges that neither the Company nor any of its affiliates has made any representation regarding the proper characterization of the Securities for purposes of determining the Subscriber's authority to invest in the Securities.

(iv)   Subscriber is familiar with the business and financial condition and operations of the Company and Crowdfunding Issuer, all as generally described in the Offering Documents. Subscriber has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(v)   Subscriber understands that, unless Subscriber notifies the Company in writing to the contrary at or before the Closing, each of the Subscriber's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Subscriber.

(vi)   Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this private placement at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return the previously paid subscription price of the Securities, without interest thereon, to Subscriber.

(vii)   Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(c)   Non-Reliance.

(i)   Subscriber represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Company or Crowdfunding Issuer, as investment advice or as a recommendation to purchase the Securities, it being understood that information and explanations related to the terms and conditions of the Securities and the other transaction documents that are described in the Offering Documents shall not be considered investment advice or a recommendation to purchase the Securities.

(ii)   Subscriber confirms that neither the Company nor the Crowdfunding Issuer has (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to Subscriber regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Subscriber is not relying on the advice or recommendations of the Company or the Crowdfunding Issuer and Subscriber has made its own independent decision that the investment in the Securities is suitable and appropriate for Subscriber.

(d)   Manner of Holding. Subscriber understands that Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and providerights as if Subscriber invested directly into the Crowdfunding Issuer.

(e)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and hastaken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(f)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act with the SEC; or

(iv)   To a member of Subscriber's family or the equivalent, to a trust controlled by Subscriber, to a trust created for the benefit of a member of the family of Subscriber or equivalent, or in connection with the death or divorce of Subscriber or other similar circumstance.

(v)   Subscriber understands and agrees that Subscriber will not attempt to transfer or engage in any resales and that such transfers and resales may be prohibited by the Company in its sole discretion, but for very limited situations.

(g)   Subscriber Status. Subscriber represents that either of the following applies to Subscriber:

(i)   Subscriber's subscription for the Securities is within the investment limits:

(A)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, iseither less than (1) 5% of the greater of its annual income or net worth, or (2) $2,500; or

(B)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(ii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of RegulationD under the Securities Act, and no investment limits shall apply.

(h)   Subscriber information. Within five (**5**) days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a security holder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(i)   Crowdfunding Issuer and Company Information. Subscriber has read the Offering Statement included in the Offering Documents. Subscriber understands that the Crowdfunding Issuer and the Company are subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Documents. Subscriber has had an opportunity to discuss the Company and/or Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Company and/or Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and/or Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company, the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(j)   Valuation. Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that Subscriber's investment will bear a lower valuation.

(k)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(l)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without theprior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (**180**) days in the case of the initial public offering (the "**IPO**") or any merger with or into a special purpose acquisition vehicle ("**SPAC**"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (**90**) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above isto be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

(b)   For purposes of this Section 7, the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7):

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF SEARASA INNOVATIONS, INC. ("SEARASA"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN SEARASA AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT SEARASA'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ONTRANSFEREES OF THESE SECURITIES."

(c)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Subscription Agreement, Subscriber agrees not to make any disposition of all or any portion of the Securities or any securities which may be converted into the Crowdfunding Issuer's Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 6 and the undertaking set out in Section 7(a) of this Subscription Agreement and:

(i)   there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement;or

(ii)   such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surroundingthe proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act. Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.   Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified in Appendix A and of the Company to sell those Securities, are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the Subscriber contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made on and as of the Closing.

9.   Indemnity. Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by Subscriber to comply with any covenant or agreement made by Subscriber herein or in any other document furnished by Subscriber to any of the foregoing in connection with this transaction.

10.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11.   Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Subscriber without the prior written consent of the other party, and any attempted assignment without such prior written consent shall be void.

12.   Waiver of Jury Trial. SUBSCRIBER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13.   Submission to Jurisdiction. With respect to any suit, action, or proceeding relating to any offers, purchases, or sales of the Securities by Subscriber ("**Proceedings**"), Subscriber irrevocably submits to the jurisdiction of the federal and state courts located in the Borough of Manhattan in New York City, which submission shall be exclusive, unless none of such courts has lawful jurisdiction over such Proceedings.

14.   Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

15.   Section and Other Headings. The section and headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16.   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17.   Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	SeaRasa CF SPV, LLC E-mail: invest@getrootless.com Address: 971 Eddy Street, #605 San Francisco, CA 94109 Attention: Sachi Singh, CEO
If to Crowdfunding Issuer:	SeaRasa Innovations, Inc. d/b/a Rootless E-mail: invest@getrootless.com Address: 971 Eddy Street, #605 San Francisco, CA 94109 Attention: Sachi Singh, CEO
If to Subscriber:	To Subscriber's address as shown on the signature page hereto.

18.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

19.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company and the Closing, (ii) changes in the transactions, documents and instruments described in the Offering Documents which are not material or which are to the benefit of Subscriber, and (iii) the death or disability of Subscriber or its principal, as applicable.

20.   Notification of Changes. Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the Closing of the purchase of the Securities pursuant to this Subscription Agreement which would cause any representation, warranty, or covenant of Subscriber contained in this Subscription Agreement to be false or incorrect.

21.   Severability. If any term or provision of this Subscription Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

SeaRasa CF SPV, LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase LLC Units of SeaRasa CF SPV, LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Company's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

Number of securities: **LLC Units**
Aggregate Subscription Price: **$0.00 USD**

(Name of Subscriber)

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

By:
(Authorized Signature)

☐ Individual

☐ Joint Tenant

(Official Capacity or Title, if the Subscriber is not an individual)

☐ Tenants in Common

☐ Community Property

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Check this box if the securities will be held in a custodial account: ☐

Taxpayer Identification Number

Type of account:

EIN of account:

(Telephone Number)

Address of account provider:

(Offline Investor)
(E-Mail Address)

ACCEPTANCE

The Company hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

SeaRasa CF SPV, LLC

By:

Authorized Signing Officer

APPENDIX B

FORM OF JOINDER AGREEMENT

Reference is hereby made to the Limited Liability Company Operating Agreement, dated as of _____, as amended from time to time (the "**Agreement**"), by and among the members of SeaRasa CF SPV, LLC, a company organized under the laws of Delaware (the "**Company**"). Pursuant to and in accordance with the Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the Agreement and agrees that upon execution of this joinder agreement ("**Joinder**"), such Person shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

    (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: SeaRasa CF SPV, LLC (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased LLC Units, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐   (j)   an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐   (j.1)   an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

☐   (k)   an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

☐   (l)   an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐   (m)   a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐   (n)   an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐   (o)   an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐   (p)   a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

         (q)   a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐   (r)   a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐   (s)   an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐   (t)   a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐   (u)   an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

         (v)   a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐   (w)   a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: LLC Units	Issuer: SeaRasa CF SPV, LLC (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **SeaRasa CF SPV, LLC** Address: 971 Eddy Street, #605, San Francisco, CA 94109 Contact: Investor Relations Email: invest@getrootless.com **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**


INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES


TO: **SeaRasa CF SPV, LLC** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                 By:

                                                 (Signature)

                                                 Name:

                                                 (If signing on behalf of entity)

                                                 Title:

                                                 (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

    (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in SeaRasa CF SPV, LLC's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in SeaRasa CF SPV, LLC's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

Exhibit C – SeaRasa CF SPV, LLC Operating Agreement

LIMITED LIABILITY COMPANY AGREEMENT

OF

SEARASA CF SPV, LLC

This Limited Liability Company Agreement (this "Agreement") of SeaRasa CF SPV, LLC, a Delaware limited liability company (the "Company"), dated _____, 2024 ("Effective Date"), is entered into by and among the Company, SeaRasa Innovations Inc., a Delaware corporation (the "Manager"), and those Members as set forth on the Members Schedule (as defined below), and all other Persons who become parties hereto as Members in accordance with the terms hereof.

RECITALS

WHEREAS, the Company is being formed to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of securities (the "Securities") issued by SeaRasa Innovations Inc. (the "Crowdfunding Issuer"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Units that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Manager to the Company pursuant to Regulation Crowdfunding.

In consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Capitalized terms that are not otherwise defined in this Agreement have the following meanings:

"Act" means the Limited Liability Company Act of the State of Delaware, as may be amended on one or more occasions.

"Affiliate" means any Person directly or indirectly controlling, controlled by, or under common control with another Person. "Control," "controlled" and "controlling" means the power to direct or cause the direction of the management and policies of a Person and shall be deemed to exist if any Person directly or indirectly owns, controls, or holds the power to vote fifty percent (50%) or more of the voting securities of such other Person.

"Business Day" means any day other than a Saturday or a Sunday or a day on which commercial banking institutions in Delaware are authorized or obligated by law or executive order to be closed.

"Capital Account" of a Member means the capital account maintained for the Member in accordance with Section 3.2.

"Cause" means any of the following: (i) the future conviction of, or entering of a plea of guilty or nolo contendere to, a crime that constitutes a felony, or a misdemeanor or other similar crime involving moral turpitude, (ii) the continued breach of any obligations hereunder or under any other written agreement or covenant with the Company or any of its Affiliates after receipt of written notice and a 20-day opportunity to cure, (iii) the intentional or negligent breach of any material provision of any engagement agreement with the Company or any material misconduct of the respective Member, or (iv) or some other event, the occurrence of which reasonably justifies the immediate expulsion of that Member.

"Certificate" means the Certificate of Formation filed with the Delaware Secretary of State to organize the Company as a limited liability company, including any amendments.

"Change of Control" means (i) the sale or exclusive license of all or substantially all of the assets of the Company, (ii) the merger by the Company with or into any other Person or (iii) the Company or the Members consummate a transaction that results in more than 50% of the Company's Units being owned by Persons who or which were not holders of Units immediately prior to such consummation.

"Code" means the Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provision(s) of succeeding law.

"Confidential Information" means information or material proprietary to the Company or proprietary to others and entrusted to the Company, whether written or oral, tangible or intangible, that a Member or Manager (or a Member's or Manager's Representative) obtains knowledge of through or as a result of the Member's or Manager's activities (or the activities of a Member's or Manager's Representative) on behalf of the Company. Confidential Information may include, among other things, any data, know-how, trade secrets, designs, plans, drawings, specifications, reports, investors, companies, assets, customer and supplier lists, pricing information, and marketing techniques and materials, whether related to the Company's past, present, or future business activities, research or development, or products or services, or the identities of other Members.

"Covered Person" means each (i) Member; (ii) officer, director, shareholder, partner, member, Affiliate, employee, agent, or representative of a Member, and each of their controlling Affiliates; and (iii) each Manager, officer, employee, agent, or representative of the Company.

"Fair Market Value" means the purchase price of the Units mutually agreed to between the buyer and the seller, and the buyer and seller shall confer in good faith during the 30-day period following the event giving rise to the option to purchase the Units to reach an agreement as to the purchase price of the Units. If the buyer and seller cannot agree on the purchase price for the Units within such 30-day period, then during the 15-day period following the 30-day period, the buyer and seller shall mutually select a qualified independent appraiser with experience valuing interests in closely-held business to determine the "Fair Market Value" of the Units. In valuing the Units to be purchased and sold hereunder: (a) the valuation shall be made as of the last day of the month preceding the date on which the first appraiser is selected; (b) the Company shall be valued as a going concern; and (c) the valuation shall take into account customary discounts for lack of control, lack of marketability, and other customary discounts.

"Loss" means, for any given tax year, the Company's loss for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

"Manager" means those Persons hereafter elected as a Manager of the Company as provided in this Agreement, but does not include any Person that subsequently ceases to be a Manager pursuant to the provisions of this Agreement. In the case of any Manager that is not a natural person, references herein to the Manager shall include and mean such Person acting by and through the duly authorized officers, directors, members, or managers (as appropriate) of such Person. If there is more than one Manager of the Company, any reference to the "Manager" in this Agreement (or any pronouns referring to the Manager) shall be understood to refer to the Managers.

"Member" means an initial member of the Company and any Person who is subsequently admitted as an additional or substitute member of the Company pursuant to the terms of this Agreement.

"Membership Interest" or "Interest" means a Member's percentage interest in the Company, consisting of the Member's right to share in Profits, receive distributions, participate in the Company's governance, approve the Company's acts, participate in the designation and removal of a Manager, and receive information pertaining to the Company's affairs. The Membership Interests of the Company shall be divided into Units. Changes in ownership of the Units after the date of this Agreement, including those necessitated by the admission and dissociation of Members, will be reflected in the Company's records. The allocation of the Units and the Membership Interests reflected in the Company's records from time to time is presumed to be correct for all purposes of this Agreement and the Act. Except as expressly provided otherwise herein, with respect to the interest of a Transferee, "Interest" or "Membership Interest" means a Transferee's percentage interest in distributions from the Company; *provided* that nothing in this sentence shall be interpreted to grant to a Transferee the right to vote on or otherwise participate in any matter as a Member hereunder other than the right to receive distributions as set forth in Section 4.4.

"Person" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.

"Profit" means, with respect to any given tax year, the Company's income for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

"Subscription Agreement" means that certain Subscription Agreement in such form(s) as the Manager may from time to time determine, as completed and executed by such Person and delivered by such Person to the Company, pursuant to which such Person (a) subscribes for Units by agreeing to contribute capital in such amount(s), at such time(s) and otherwise in such manner as may be set forth therein, and (b) agrees to be bound by this Agreement as a Member.

"Transfer" means, with respect to a membership interest, the sale, assignment, transfer, other disposition, pledge, hypothecation or other encumbrance, whether direct or indirect, voluntary, involuntary or by operation of law, and whether or not for value, of that membership interest. Transfer includes any transfer by gift, devise, intestate succession, sale, operation of law, upon the termination of a trust, as a result of or in connection with any property settlement or judgment incident to a divorce, dissolution of marriage or separation, by decree of distribution or other court order or otherwise.

"Transferee" means a Person who acquires any Units by Transfer from a Member or another Transferee and is not admitted as a Member in accordance with this Agreement. Notwithstanding anything herein to the contrary, a Transferee shall not have the rights of a Member, other than the right to receive distributions as set forth herein.

"Treasury Regulations" means the income tax regulations promulgated under the Code, as modified and supplemented or superseded. Where a specific Treasury Regulation is referenced, the reference extends to any successor regulation of similar scope, whether or not denominated by the same section number or heading.

"Unit" means a portion of the Membership Interests of the Company. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

ARTICLE 2
FORMATION OF LIMITED LIABILITY COMPANY

2.1.   Creation. The Company was formed pursuant to and is governed by the Act.

2.2.   Registered Agent. The initial registered agent is as set forth in the Certificate. The Manager may change the registered agent on one or more occasions.

2.3.   Names and Addresses of Members. The full names and street addresses of the Members of the Company will be recorded and tracked on a ledger in the books and records of the Company (the "Members Schedule"). The Manager shall update the Members Schedule upon the issuance or Transfer of any Units in accordance with this Agreement.

2.4.   Business Purpose. The purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 of the Investment Company Act of 1940, as amended (the "Investment Company Act"), specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto. If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

2.5.   Period of Duration. The Company will remain in existence until the Company is dissolved. If a Member dies, resigns, is expelled, becomes bankrupt, dissolves, or has the Member's membership in the Company otherwise terminated, the Company will continue its operations and no dissolution of the Company will take place until it is otherwise dissolved.

2.6.   Units. Each Unit has the rights and obligations specified in this Agreement, as it may be amended from time to time. The Company shall maintain the Members Schedule and the amount of Units held by the Members.

2.7.   Membership Certificates. The Company shall not issue certificates evidencing Units to Members of the Company, unless otherwise determined by the Manager in its sole and absolute discretion.

2.8.   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 2.4 shall be paid solely by the Crowdfunding Issuer.

ARTICLE 3
MEMBERS, CAPITALIZATION, ADDITIONAL FINANCING, VOTING

3.1.   Members' Contributions; Issuance and Sale of Units.

(a)   Each Member purchasing Units through a Subscription Agreement shall make payment of the Purchase Price (as defined in the Subscription Agreement) to the Company in accordance with this Agreement and the terms and conditions of each such Member's respective Subscription Agreement. In connection with the making of such Purchase Price, each Member shall have executed and delivered such instruments and shall have taken such actions as the Manager shall deem necessary or desirable to effect such admission, including, without limitation, the execution of a Subscription Agreement and a counterpart of this Agreement.

(b)   The Manager is authorized to cause the Company to offer, sell and issue Units on an ongoing basis, and to admit Persons as Members, in one or more closings at such time(s) as the Manager may determine, except that the Manager may not cause the Company to offer, sell,or issue Units in the Company in a manner inconsistent with this Agreement or to any Person who has failed to execute a Subscription Agreement or other document under which such Person has agreed to be bound by the provisions of this Agreement as a Member of the Company.

(c)   A Person who has been admitted as a Member and who wishes to make an additional capital contribution not required to be made under such Person's Subscription Agreement may do so only upon the approval of the Manager. The Manager may withhold such approval in its sole and absolute discretion.

3.2.   <u>Capital Accounts</u>. The Company will maintain a Capital Account for each Member in accordance with the provisions of Treasury Regulations § 1.704-1(b)(2)(iv). Without limiting the foregoing, the provisions of Treasury Regulations §§ 1.704-1(b)(2)(iv)(d) and (g) related to the treatment of property contributed to a company by a Member and any other provision required by the Treasury Regulation are incorporated in this Agreement. For clarification, Capital Accounts will be increased by: (a) the amount of any money the Member contributes to the Company's capital; (b) the Fair Market Value of any property the Member contributes to the Company's capital, net of liabilities the Company assumes or to which the property is subject; and (c) the Member's share of Profits and any separately stated items of income or gain; and decreased by: (x) the amount of any money the Company distributes to the Member; (y) the Fair Market Value of any property the Company distributes to the Member, net of any liabilities the Member assumes or to which the property is subject; and (z) the Member's share of Losses and any separately stated items of deduction or loss.

3.3.   <u>Failure to Contribute Required Capital</u>. If, after agreeing to make a capital contribution with the Company as allowed in Section 3.1, a Member fails to timely provide the capital contribution by the time agreed upon, the Company may take such action as it deems necessary, including instituting a court proceeding to obtain payment, canceling the delinquent Member's Units allocated to the Member forthe capital contribution, or exercising any other right or remedy available at law or equity.

3.4.   <u>Return of Capital Contributions</u>. Except as expressly provided herein, each Member agrees not to withdraw as a Member of the Company and no Member shall be entitled to the return of any part of his, her or its capital contributions or to be paid interest in respect to either his, her or its capital contributions.

3.5.   <u>Voting</u>. The Securities do not provide the holders thereof a right to vote. As such, except as required by a non-waivable provision of the Act, the Members are not entitled to vote on, consent to, or approve any matters as a result of their ownership of Units or otherwise.

3.6.   <u>Withdrawal or Resignation of a Member</u>. No Member may withdraw or resign from the Company as a Member except with the prior written consent of the Manager, which consent may be given or withheld, conditioned or delayed in the Manager's sole discretion. In the event of a permitted withdrawal or resignation, a withdrawing Member will not be entitled to a return of his, her or its capital contribution and will acquire the status of a Transferee.

3.7.   <u>Expulsion of a Member</u>. A Member may be expelled from the Company by the Manager for Cause.

3.8.   <u>Admission of Additional Members</u>. Subject to compliance with applicable law, the

Manager may admit additional Members to the Company from time to time, in accordance with Section 7.3 below, upon such terms and conditionsas it may determine in its sole discretion, and any such additional Members shall be granted Units and may participate in the management, Profits and Losses, and other terms as the Managermay fix.

3.9. <u>Other Activities of Members; Business Opportunities</u>. Each Member and such Member's Affiliates may, subject to performing any of his, her, or its obligations set out in this Agreement, engage in any other activities, ventures, or businesses, regardless of whether those activities, ventures, or businesses are similar to or competitive with the business of the Company. None of the Members nor any of their Affiliates shall be obligated to account to the Company or to any other Member for any profits or income earned or derived from such other activities, ventures or businesses.

ARTICLE 4
ALLOCATIONS, PROFITS AND LOSSES, AND DISTRIBUTIONS

4.1. <u>Allocation of Profits and Losses</u>. After giving effect to the special allocations contained in Section 4.2 and any others required to be made by the Code or the Regulations, Profits and Losses for each tax year shall be allocated to the Members in a manner such that the Capital Account of each Member, immediately after making such allocation is, as nearly as possible equal to the distributions that would be made to such Member pursuant to Section 4.4.

4.2. <u>Special Allocations</u>. Notwithstanding anything to the contrary contained herein, the following special allocations shall be made if the circumstances require.

(a) <u>Qualified Income Offset</u>. Notwithstanding anything to the contrary contained herein, if a Member unexpectedly receives any adjustments, allocations, or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Treasury Regulations or any amendment thereto, or receives an allocation of loss which produces a negative Capital Account for any Member while any other Member has a positive Capital Account, then items of Company income, including gross income, shall be specially allocated to such Member to the extent necessary to eliminate any Capital Account deficit. This article is intended to constitute a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations.

(b) <u>Minimum Gain Chargeback</u>. Notwithstanding anything to the contrary contained herein, if there is a net decrease in Company "minimum gain," as defined in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations, during a taxable year, each Member shall be specially allocated, before any other allocation, items of income and gain for such taxable year (and, if necessary, subsequent years) in proportion to each Member's share of the net decrease in Company "minimum gain." This article is intended to comply with the "minimum gain chargeback" provisions of Section 1.704-(2)(f) of the Regulations.

(c) <u>Section 704(c) Allocation</u>. Notwithstanding anything to the contrary contained herein, items of income, gain, loss, and deduction with respect to property contributed to the Company's capital will be allocated between the Members so as to take into account any variation between book value and basis, to the extent and in the manner prescribed by Section 704(c) of the Code and related Regulations.

(d) <u>Member Nonrecourse Deductions</u>. Items of the Company's loss, deductions, and expenditures described in Section 705(a)(2)(B) of the Code that are attributable to the Company's nonrecourse debt and are characterized as Member nonrecourse deductions under Section 1.704-2(i) of the Regulations will be allocated to the Members' Capital Accounts in accordance with Section 1.704-2(i) of the Regulations.

(e) <u>Adjustments for Special Allocations</u>. If the special allocations result in Capital Account balances that are different from the Capital Account balances the Members would have had if the special allocations were not required, the Company will allocate other items of income, gain, loss, and deduction in any manner it considers appropriate to offset the effects of the special allocations on the Members' Capital Account balances. Any offsetting allocation required by this article is subject to and must be consistent with the special allocations.

4.3.   Liability of Members. Except as otherwise provided in the Act, by applicable law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or of any Company subsidiaries or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

4.4.   Distributions. In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Units on a one-to-one basis as if the holders of the Units held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Units. Notwithstanding any provision to the contrary in this Agreement, the Company shall not make any distributions to Members if such distribution would violate the Act or other applicable law.

4.5.   Withholding. The Company may withhold amounts from distributions to the extent required by law. If the Company fails to withhold amounts from distributions as required by law, a Member shall return to the Company the amount that should have been withheld promptly after written notice from the Company.

4.6.   Substantial Economic Effect. The various provisions of this Article 4 are intended and will be construed to ensure that the allocations of the Company's income, gain, losses, deductions, and credits have substantial economic effect under the Treasury Regulations promulgated under Section 704(b) of the Code.

ARTICLE 5
ACCOUNTING AND OTHER FINANCIAL MATTERS

5.1.   Accounting Methods; Fiscal Year. The profits and losses of the Company will be accounted for on a basis reasonably determined by the Manager. All decisions as to accounting matters shall be made by the Manager. For income tax purposes, the Company shall, unless otherwise required under the Code, report on a cash basis. The fiscal year of the Company for both accounting and tax reporting purposes will be the same as that of the Crowdfunding Issuer.

5.2.   Books and Records. The Company shall keep at its principal office the records required by the Act to be kept there. All records of the Company are subject to inspection and copying at the reasonable request and at the expense of any Member during ordinary business hours. In addition to the foregoing, the Company shall maintain the following at its principal office: (a) a current list of the full name and last known business address of each Member; (b) a copy of the stamped Certificate of Formation and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any document has been executed; (c) copies of the Company's federal, state, and local income tax returns and reports and financial statements, if any, for the three most recent years; and (d) copies of this Agreement and any amendments thereto.

5.3.   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for U.S., federal, state, and local income tax purposes. Neither the Company nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

5.4.   Company Representative. The Company must designate a representative with a substantial presence in the United States to serve as the Company representative within the meaning of Code Section 6223 (Company Representative). The Company Representative has the sole authority to act on behalf of the Company in connection with Internal Revenue Service audits and adjustments. The Manager is designated to serve as the Company Representative. If the Manager becomes unwilling or unable to serve for any reason, the Manager shall promptly appoint another Person to serve as Company Representative in accordance with Code requirements. The Company will reimburse the Company Representative for reasonable expenses incurred while acting within the scope of the Company Representative's authority.

5.5.   Obligations and Discretion as to Tax Matters. The Company Representative shall inform all of the Members upon receipt of any notice regarding any examination by any federal, state, or local authority about the Company's tax compliance. The Company Representative's rights and obligations create a fiduciary duty on the part of the Company Representative to act in the best interest of the Company and other Members.

5.6.   Company Representative to Preserve Tax Classification. Unless the Manager elects not to be treated as a partnership for federal income tax purposes, the Company Representative shall take all reasonable steps necessary to classify the Company as a partnership for tax purposes under the Code and Treasury Regulations. The Company Representative shall prepare and file any forms necessary or appropriate to classify the Company as a partnership for tax purposes under the laws of any jurisdiction in which the Company transacts business.

5.7.   Coordination with TEFRA Audit Rules. If any audit or adjustment of the Company is governed by the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) audit rules, the Company Representative shall serve as the tax matters partner within the meaning of Code Section 6231(a)(7).

5.8.   Election under Code Section 6221(b). The Company may elect for Code Section 6221(b) to apply for any taxable year that the Company meets the requirements to elect out of Company-level treatment under Code Section 6221(b). The election must be made with a timely-filed return for that taxable year. The election must include the name and taxpayer identification number of each Member. The Company must notify each Member of the election in the manner prescribed by the Secretary of Treasury.

5.9.   Consistent Treatment. Each Member shall, on the Member's income tax return, treat each item of income, gain, loss, deduction, or credit attributable to the Company in a manner consistent with the treatment of the income, gain, loss, deduction, or credit on the Company income tax return.

5.10.   Adjustment in Future Tax Years. If any tax proceeding results in adjustment in the amount of any item of income, gain, loss, deduction, or credit of the Company—or any Member's distributive share thereof—for a prior year, the Company may take corrective action.

5.11.   Tax Elections. The Company's Representative may make all Company elections for federal, state, and local income tax matters permitted under the Code. Each Member consents to any election and shall sign any documentation necessary to give effect to any elections.

5.12.   Legal and Accounting Costs for Tax Matters. The Company shall pay all legal and accounting costs associated with any Internal Revenue Service proceeding regarding the Company's tax returns.

5.13.   Tax Indemnification. Each Member hereby agrees to indemnify and hold harmless the Company, the Company Representative, and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocated to such Member. The provisions of this 5.13 shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 5.13.

5.14.   Tax Examinations and Audits. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. The Company Representative may extend the statute of limitations for assessment of tax deficiencies against the Members attributable to any adjustment of any tax item.

ARTICLE 6
MANAGEMENT OF COMPANY

6.1.   Management of the Company.

(a)   General Powers. The Company will be considered a manager-managed company. All powers of the Company will be exercised by or under the authority of, and the business and affairs of the Company will be managed under the direction of, the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company. The initial number of Managers shall be one (1), and the number of Managers may only be increased or decreased upon the vote of the Manager. Except as specifically provided for herein, all decisions to be made by the Managers shall be made by the majority consent of the Managers. The initial Manager shall be SeaRasa Innovations, Inc.

(b)   Limitations on Power of the Manager. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(1)   Incurring any indebtedness, pledging or granting liens on any assets, or guaranteeing, assuming, endorsing, or otherwise becoming responsible for the obligations of any other Person.

(2)   Using the proceeds from the sale of the Units for anypurpose other than to purchase the Securities.

(3)   Receiving any compensation, other than reimbursement of expenses as provided for in Section 2.8.

(4)   Maintaining a different fiscal year end than the Crowdfunding Issuer.

(5)   Making any loan or advance to, or a capital contribution or investment in, any Person, other than purchasing the Securities of the Crowdfunding Issuer.

6.2.   Activities of the Manager. Except as otherwise expressly stated in this Agreement, the Manager may devote as much time to the Company's affairs and the conduct of the Company's business as the Manager may determine to be required and is not obligated to do or perform any act or thing in connection with Company business not expressly required in this Agreement.

6.3.   Performance of Duties; Reliance. The Manager shall perform its managerial duties in good faith and in a manner it believes to be in, or not opposed to, the best interests of the Company. In performing its duties, the Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, of any attorney, independent accountant or other Person as to matters which the Manager believes to be within such Person's professional or expert competence unless the Manager has actual knowledge concerning the matter in question that would cause such reliance to be unwarranted.

6.4.   Competing Activities. The Manager and the Members, and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates, may engage or invest in, independently or with others, any business activity of any type or description, including without limitation those that might be the same as or similar to the Company's business and that might be in direct or indirect competition with the Company's business. Neither the Company nor any other Manager or Member shall have the right in or to such other ventures or activities or to the income or proceeds derived therefrom. Neither the Manager nor the Members shall be obligated to present any investment opportunity or prospective economic advantage to the Company, the Manager or the other Members even if the opportunity of such character that, if presented to the Company, the Manager or the other Members, could be taken by the Company, the Manager or any of the other Members. The Manager and the Membersshall have the right to hold any investment opportunity or prospective economic advantage for their own account or to recommend such opportunity to Persons other than the Company, the Manager or the other Members. The Members acknowledge that the Manager and the other Members and their Affiliates own and/or manage other businesses, including businesses that may compete with the Company and for the Manager's and Members' time. The Members hereby waive any and all rights and claims which they mayotherwise have against the Manager and the other Members and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates as a result of any such activities. Notwithstanding the foregoing, this Section shall be subject to, and not supersede, the terms andconditions of any employment agreement, consulting agreement, independent contractor agreement or otherwise between such party and the Company.

6.5.   Transactions between the Company and the Manager. Notwithstanding that it may constitute a conflict of interest, the Manager may engage in any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from persons capable of performing them and in similar transactions between parties operating at arm's length. A transaction between the Manager, on the one hand, and the Company, on the other hand, shall be conclusively determined to constitute a transaction on terms and conditions, on an overall basis, fair and reasonable to the Company and at least as favorable to the Company as those generally available in a similar transaction between parties operating at arm's length. Notwithstanding the foregoing, the Manager shall not have any obligation in connection with any such transaction between the Company and the Manager or an affiliate of the Manager, to seek the consent of the Members.

6.6.   Manner of Acting. The Manager may act with respect to any matter within the scope of its authority at a meeting of Managers or pursuant to formal or informal procedures adopted at a meeting of Managers. Procedures that may be adopted at a meeting of Managers include, without limitation, the establishment of dates and times for regular meetings, procedures pursuant to which the Managers may approve a matter without a meeting, and the delegation of duties and responsibilities with respect to which the delegate, including any appointed officers, may act without approval or ratification by the other

Managers. At any time that there is only one Person acting as Manager of the Company, such Person may conduct the business of the Company through such procedures and in such a manner as the Person determines to be appropriate under the circumstances.

(a)   Special Meetings. Special meetings may be called by any Manager at any time.

(b)   Written Consent. Except as expressly provided otherwise, any action required to be taken at a meeting of the Managers or any other action which may be taken at a meeting of the Managers may be taken without a meeting if the consent is in writing, setting forth the action taken, and is signed by Managers having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Managers were present and voting. Prompt notice of the taking of the action without a meeting by less than unanimous consent of the Managers shall be given in writing to those Managers who were entitled to vote but did not consent in writing.

(c)   Telephonic Meetings. The Managers may participate in and act at any meeting of Managers through the use of a conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of any Manager so participating.

(d)   Quorum. A majority of Managers entitled to vote and present at any meeting of Managers will constitute a quorum. No action may be taken at any meeting of Managers in the absence of a quorum.

6.7.   Discretion of the Manager; Limitation of Liability. In making any and all decisions relating to the conduct of the Company's business or otherwise delegated to them by any provision of this Agreement, the Managers shall be free to exercise their sole, absolute and unfettered discretion. The Manager shall not, in respect of any such decision, be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any resulting actual or alleged losses, damages, costs or expenses suffered by them so long as such decision was not the result of actual fraud or intentional misrepresentation of funds committed in connection with the business and affairs of the Company. In no event shall the Manager be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any consequential, indirect, incidental or special damages arising from their acts or omissions. Except as otherwise provided in the Act, no Manager will be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

ARTICLE 7
TRANSFER AND ENCUMBRANCE OF MEMBER INTEREST; NEW MEMBERS

7.1.   Transfers. Except as otherwise required by law or except as expressly stated otherwise in this Agreement, a membership interest in the Company may not be sold or otherwise Transferred, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon the approval of the Manager, the Manager may establish any terms and conditions of a Transfer as the Manager may determine. The Transfer by any Member of such Member's Membership Interest in the Company will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. Notwithstanding the foregoing or anything in this Agreement to the contrary, each Member holding Units acknowledges and agrees that,in accordance with Section 4(a)(6) of the Securities Act, the membership interests cannot be Transferred during the one-year period beginning on the date of purchase, unless Transferred: (a) to the Company, (b) to an accredited investor, (c) as part of an SEC-registered offering, or (d) to a member of the family of thepurchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance; *provided, however*, that any Member who Transfers Units shall remain bound by the provisions of this Article 7.

7.2.   Encumbrances. A membership interest in the Company may not be encumbered, pledged, hypothecated, or otherwise used as collateral or security for an obligation, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon approval by the Manager, the Manager may establish any terms and conditions of an encumbrance as the Manager may determine. The transferee (as a result of foreclosure or otherwise) of any Member's membership interest in the Company is subject to all the terms, conditions, restrictions, and obligations of this Agreement.

7.3.   New Members. A person will not become of Member, by operation of law or otherwise, unless the new Member agrees to become a party to and be bound by this Agreement and only upon the prior written approval of the Manager. Upon the approval of the Manager, the Company may establish any terms and conditions to admit a new Member as the Manager may determine. A new Member will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. The Manager will have full authority to issue additional Units and admit new Members. This Agreement may be executed by a new Member by means of a counterpart signature page, which may or may not be associated with a subscription or contribution agreement related to the new Member's purchase of Units of the Company.

7.4.   Mandatory Conditions to Transfer. The Company must be reasonably satisfied that all of the following conditions are met before a Member can effect any Transfer:

(a)   The Transfer, alone or in combination with other Transfers, will not result in the Company's termination for federal income tax purposes, unless such Transfer has been consented to by the Manager;

(b)   The Transfer is the subject of an effective registration under, or exempt from the registration requirements of, applicable state and federal securities laws;

(c)   The Company receives from the Transferee the information and agreements reasonably required to permit it to file federal and state income tax returns and reports; and

(d)   The Transferee has agreed in writing to accept and to be bound by the provisions of this Agreement, regardless of whether such Transferee is admitted as a substitute Member hereunder.

7.5.   Violating Transactions. Any transaction or purported transaction will be null and void unless made strictly in accordance with the provisions of this Article 7. If for any reason a Transfer of membership interests takes place in breach of this Article 7, in addition to other remedies, the recipient of the membership interests will have only the rights of an assignee pursuant to the Act.

ARTICLE 8
LIMITATION OF LIABILITY AND INDEMNIFICATION

8.1.   Exculpation of Covered Persons.

(a)   Standard of Care. No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in his, her, or its capacity as a Covered Person, whether or not such Person continues to be a Covered Person at the time such loss, damage, or claim is incurred or imposed, so long as such action or omission does not constitute fraud, gross negligence, or willful misconduct.

(b)   Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information, opinions, reports, or statements as to the value or amount of the assets, liabilities, Profits and Losses of the Company, or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) a Manager; (ii) one or more officers or employees of the Company; (iii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Act.

8.2.   Liabilities and Duties of Covered Persons.

(a)   Limitation of Liability. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligations of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   Duties. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including his, her, or its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

8.3.   Indemnification.

(a)   To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person from and against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "Liabilities") to which such Covered Person may become subject by reason of (i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company in connection with the business of the Company; or (b) the fact that such Covered Person is or was acting in connection with the business of the Company as a manager, officer, employee, or agent of the Company or that such Covered Person is or was serving at the request of the Company as a manager, director, officer, employee, or agent of any other Person;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe his, her, or its conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud, gross negligence, or willful misconduct, in each case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud, gross negligence, or willful misconduct.

(b)   Entitlement to Indemnity. The indemnification provided by this Section 8.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 8.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 8.3 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(c)   Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Liabilities covered by the foregoing indemnification provisions and to otherwise cover Liabilities for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Liabilities hereunder. If any Covered Person recovers any amounts in respect of any Liabilities from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company or any Company Subsidiary for any amounts previously paid to such Covered Person by the Company or any Company Subsidiary in respect of such Liabilities.

(d)   Funding of Indemnification Obligations. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 8.3 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(e)   Survival. The provisions of this Article 8 shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE 9
BUY-SELL PROVISIONS

9.1.   Drag-Along.

(a)   In the event the Manager approves a Change of Control in accordance with this Agreement, specifying that this Section 9.1 shall apply to such transaction, then each Member hereby agrees:

(1)   Notwithstanding Section 3.5 above, if such Change in Control requires Member approval under applicable law, with respect to all Units that such Member owns or over which such Member otherwise exercises voting power, to vote (A) all such Units in favor of, and adopt, such Change of Control (together with any related amendment to theCompany's governance documents required in order to implement such Change of Control), and (B) in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability ofthe Company to consummate such Change of Control;

(2)　　　if such Change of Control is to be effected by sale of the Units to a third party, to sell the same proportion of Units beneficially held by such Member as is being sold by all other Members and, except as permitted in this Section below, on the same terms and conditions as holders of the same class or series of Units are so selling;

(3)　　　to execute and deliver all related documentation and take such other action in support of the Change of Control as shall reasonably be requested by the Company in order to carry out the terms and provisions of this Section 9.1, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, exchange agreement, consent, waiver, governmental filing, certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(4)　　　not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Units owned by such Member or its Affiliate in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquirer in connection with the Change of Control;

(5)　　　not to assert or exercise any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Change of Control; and

(6)　　　if the consideration to be paid in exchange for the Units in any Change of Control includes any securities and due receipt thereof by any Member would require under applicable law (A) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities, or (B) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D, as promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Units which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for such Member's Units.

(b)　　　Notwithstanding the foregoing, no Member will be required to comply with the foregoing in connection with any proposed Change of Control unless:

(1)　　　any representations and warranties to be made by such Member in connection with such proposed Change of Control are limited to representations and warranties related to authority, ownership and the ability to convey title to such Member's Units, including, without limitation, representations and warranties that (A) the Member holds all right, title and interest in and to the Units such Member purports to hold, free and clear of all liens and encumbrances, (B) the obligations of the Member in connection with the proposed Change of Control have been duly authorized, if applicable, (C) the documents to be entered into by the Member have been duly executed by the Member and delivered to the acquirer and are enforceable against the Member in accordance with their respective terms, and (D) neither the execution and delivery of documents to be entered into in connection with such proposed Change of Control, nor the performance of the Member's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(2)　　　Member shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with such proposed Change in Control, other than the Company (except to the extent that funds may be paid in proportion to the amount of consideration to be received by such Member out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members); and

(3)   the liability for indemnification, if any, of such Member in such proposed Change of Control and for the inaccuracy of any representations and warranties made by the Company in connection with such proposed Change of Control, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members), and is pro rata in proportion to the amount of consideration paid to such Member in connection with such proposed Change of Control (in accordance with the provisions of the Company's governance documents).

(c)   Each Member hereby constitutes and appoints the Manager with full power of substitution, as the proxies of the party with respect to the matters set forth in this Section 9.1, and hereby authorizes each of them to represent and to vote, if and only if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such Member's Units in accordance with this Section. The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the Members in connection with this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates. Each Member hereby revokes any and all previous proxies with respect to the Units and shall not hereafter, unless and until this Agreement terminates, purport to grant any other proxy or power of attorney with respect to any of the Units, deposit any of the Units into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Units, in each case, with respect to any of the matters set forth herein.

ARTICLE 10
GENERAL PROVISIONS

10.1.   <u>Notices</u>. Each party giving or making any notice, request, demand, or other communication (each, a "<u>Notice</u>") pursuant to this Agreement must give the Notice in writing and use one of the following methods of delivery, each of which, for purposes of this Agreement, is a writing: personal delivery, Registered Mail or Certified Mail (in each case, return receipt requested and postage prepaid), nationally-recognized overnight courier (with all fees prepaid), facsimile, e-mail, or PDF (portable document format). Any party giving a Notice must address the Notice to the appropriate person at the receiving party (the "<u>Addressee</u>") at the address as designated by a party in a Notice given to the other parties pursuant to this Section 10.1. Except as may be expressly stated otherwise in this Agreement, a Notice is effective only if the party giving the Notice has complied with this Section 10.1 and the Addressee has received the Notice. A Notice is deemed received as follows: (a) if a Notice is delivered in person, sent by Registered or Certified Mail, or sent by nationally-recognized overnight courier, upon receipt as indicated by the date on the receipt; (b) if a Notice is sent by facsimile, upon receipt by the party giving the Notice of an acknowledgment or transmission report generated by the machine from which the facsimile was sent indicating that the facsimile was sent in its entirety to the Addressee's facsimile number; and (c) if a Notice is sent as a PDF attachment to an email, upon proof the email was sent. If the Addressee rejects or otherwise refuses to accept the Notice, or if the Notice cannot be delivered because of a change in address for which no or improper Notice was given, then the Notice is deemed delivered and received by the Addressee upon the rejection, refusal, or inability to deliver. If a Notice is received after 5:00 p.m. on a Business Day where the Addressee is located, or on a day that is not a Business Day where the Addressee is located, then the Notice is deemed received at 9:00 a.m. on the next Business Day where the Addressee is located.

10.2.   Confidentiality. Except as otherwise required by law, the parties shall not, and shall cause each of their representatives (the "Representatives") not to (i) disclose the Confidential Information to any person or entity other than the Representatives of party that need to know the Confidential Information for the purposes contemplated by this Agreement and agree to be bound by the provisions of this Section 10.2 or (ii) use the Confidential Information for any purpose other than the purposes this Agreement contemplates.

10.3.   Amendments. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Manager. Any such written amendment or modification will be binding upon the Company and each Member.

10.4.   Waivers. The parties may waive any provision in this Agreement only by a writing signed by the party or parties against whom the waiver is sought to be enforced. No failure or delay in exercising any right or remedy or in requiring the satisfaction of any condition under this Agreement, and no act, omission, or course of dealing between the parties, operates as a waiver or estoppel of any right, remedy, or condition. A waiver made in writing on one occasion is effective only in that instance and only for the purpose for which the waiver was obtained. A waiver once given is not to be construed as a waiver on any future occasion or against any other person.

10.5.   Severability. If any provision of this Agreement is determined to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement remain in full force if the essential terms and conditions of this Agreement for each party remain valid, binding, and enforceable.

10.6.   Entire Agreement. This Agreement constitutes the final agreement between the parties. It is the complete and exclusive expression of the parties' agreement on the matters contained in this Agreement. All prior and contemporaneous negotiations and agreements between the parties on the matters contained in this Agreement are expressly merged into and superseded by this Agreement. The provisions of this Agreement may not be explained, supplemented, or qualified through evidence of trade usage or a prior course of dealings. In entering into this Agreement, the parties represent, warrant, and agree that they have not relied upon the accuracy or completeness of, whether express or implied, any statement, information, representation, warranty, or agreement of another party except for those expressly contained in this Agreement. There are no conditions precedent to the effectiveness of this Agreement other than those expressly stated in this Agreement.

10.7.   Counterparts; Facsimile and Electronic Signatures. The parties may sign this Agreement in multiple counterparts, each of which constitutes an original, and all of which, collectively, constitute only one agreement. The signatures of all of the parties need not appear on the same counterpart, and delivery of a signed counterpart signature page by facsimile or electronically is as effective as signing and delivering this Agreement in the presence of the other parties to this Agreement. This Agreement is effective upon delivery of one executed counterpart from each party to the other parties. In proving this Agreement, a party must produce or account only for the signed counterpart of the party to be charged.

10.8.   Assignment and Delegation. A party may not assign any of the party's rights under this Agreement, except with the prior written consent of the other parties, which shall not be unreasonably withheld. All assignments of rights are prohibited without consent of the other parties, whether the assignments are voluntary or involuntary, by merger, consolidation, dissolution, operation of law, or any other manner. For purposes of this Section 10.8, "merger" refers to any merger in which a party participates, regardless of whether the party is the surviving or disappearing corporation. No party may delegate any performance under this Agreement. Any purported assignment of rights or delegation of performance in violation of thisSection 10.8 is void.

10.9.   Third-Party Beneficiaries. This Agreement does not and is not intended to confer any rights or remedies upon any person other than the signatories, except that the Company and the nonparties expressly indemnified pursuant to this Agreement are express third-party beneficiaries of this Agreement and may enforce this Agreement as if a party to this Agreement.

10.10.   Interpretation. This Agreement will not be construed in favor of or against any party for any reason, including because of authorship. It is the intent of the parties that this Agreement be interpreted so as to give the maximum effect to the principle of freedom of contract and to the enforceability of this Agreement. The power and authority granted by this Agreement are subject to the provisions of the Act. To the extent of any inconsistency between this Agreement and the Act, this Agreement will, to the extent permitted by the Act, control. This Agreement will also control over any conflicting term in the Certificate of the Company. To the extent any provision of this Agreement is prohibited or ineffective under the Act or any other law, this Agreement will be deemed amended to the least extent possible to make the conflicting provision effective under the Act or the other law.

10.11.   Further Assurances. Each party and its officers and directors shall use Reasonable Efforts to take, or cause to be taken, all further actions necessary or desirable to carry out the purposes of this Agreement. "Reasonable Efforts" means, with respect to conduct under this Agreement, the efforts that a reasonable person in the position of the obligated party would use to engage in that conduct effectively.

10.12.   Governing Law. The laws of the state of Delaware (without giving effect to its conflict of laws principles) govern all matters arising out of or relating to this Agreement and the transactions it contemplates, including, without limitation, its interpretation, construction, performance, and enforcement.

10.13.   Forum Selection

Any party bringing a legal action or proceeding against anyother party arising out of or relating to this Agreement may bring the legal action or proceeding in any state or federal court located in New York County, New York. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient form.

10.14.   Dispute Resolution.

(a)   Generally. If a dispute arises out of or relates to this Agreement, and if the dispute is not settled through negotiation, the parties agree first to try in good faith to settle the dispute by mediation before resorting to arbitration, litigation, or some other dispute resolution procedure. The mediation will take place in New York City, State of New York. Any controversy or claim arising out of or relating to this Agreement thatis not settled through mediation, will be settled by arbitration in New York City, State of New York, in accordance with the applicable law, and judgment on the award rendered by the arbitrator, if not paid or otherwise settled in full before twenty (20) days after the date of the award, may be entered in any court ofcompetent jurisdiction. The parties will cause the arbitrator to render the arbitrator's decision within 180 days after the designation of the arbitrator, and the parties shall cooperate with each other and the arbitratorin the conduct of the arbitration to permit that timing. If the arbitrator determines the arbitrator cannot practically render a decision within the 180-day period, the arbitrator may extend the 180-day period to bethe shortest reasonable period allowing for expedited discovery. All mediation and arbitration will be confidential.

(b)   Small Claims. For any claim (excluding claims for injunctive or other equitable relief) where the total amount of the award sought is less than $20,000, the party requesting relief may elect to resolve the dispute in a cost-effective manner through binding non-appearance-based arbitration in accordance with the applicable law. The arbitrator and the parties must comply with the following rules:

(a) the arbitration will be conducted by telephone, online, or be solely based on written submissions, and the specific manner will be chosen by the party initiating the arbitration; (b) the arbitrationwill not involve any personal appearance by the parties or witnesses unless otherwise mutually agreed by the parties; and (c) any judgment on the award rendered by the arbitrator will be final, and if not paid or otherwise settled in full before 20 days after the date of the award, may be entered in any court of competentjurisdiction.

10.15. <u>Rights and Remedies Cumulative</u>. Any enumeration of rights and remedies set forth in this Agreement is not intended to be exhaustive. Any party's exercise of any right or remedy under this Agreement does not preclude the exercise of any other right or remedy. All of a party's rights and remedies are cumulative and are in addition to any other right or remedy set forth in this Agreement, any other agreement between the parties, or which may now or subsequently exist at law or in equity, by statute or otherwise.

10.16. <u>Waiver of Jury Trial</u>. Each party knowingly, voluntarily, and intentionally waives its right to a trial by jury to the extent permitted by law in any action or other legal proceeding arising out of or relating to this Agreement and the transactions it contemplates. This waiver applies to any action or other legal proceeding, whether sounding in contract, tort, or otherwise. Each party acknowledges that it has received or has had the opportunity to receive the advice of competent counsel.

10.17. <u>Tax Treatment</u>. Each party acknowledges and agrees that the party has had the opportunity to confer with the party's tax advisor. The parties agree that each party is solely responsible for the tax impact of the transactions contemplated by this Agreement and that no party has made any representation about the tax impact of the transactions contemplated by this Agreement.

10.18. <u>Maintenance of Books and Records</u>. The Company shall keep books and records of accounts at its designated office. In addition, the Company shall maintain the following at its designated office: (a) a current list in alphabetical order of the full name and last known business address of each Member; (b) a copy of the stamped Certificate and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any document has been executed;
(c) copies of the Company's federal, state, and local income tax returns and reports and financial statements, if any, for the three most recent years; (d) copies of this Agreement and any amendments thereto; and (e) unless contained in this Agreement, the Certificate, or in any amendments thereto, a writing setting out: (i) the amount of cash, a description and statement of the agreed value of the other property or services contributed by each Member and which each Member has agreed to contribute; (ii) the items as to which or events on the happening of which any additional contributions agreed to be made by each Member are to be made; (iii) any right of a Member to receive, or of the Members to make, distributions which include a return of all or any part of the Member's contribution; and (iv) any events upon the happening of which the Company is to be dissolved and its affairs wound up. Records kept pursuant to this paragraph are subject to inspection and copying at the reasonable request, and at the expense, of any Member during ordinary business hours.

10.19. <u>Not for Benefit of Creditors</u>. The provisions of this Agreement are intended only for the regulation of relations among Members and the Company. The Agreement is not intended for the benefit of a creditor who is not a Member and does not grant any rights to or confer any benefits on any creditor who is not a Member or any other person who is not a Member, a Manager or an officer.

ARTICLE 11
INVESTMENT REPRESENTATIONS

11.1. <u>Representations and Warranties</u>. Each Member represents and warrants to the Company and the other Members that:

(a)   If the Member is an individual, the Member is at least the age of majority in the state of the Member's domicile.

(b)   The Membership Interest acquired by such Member will be acquired for investment purposes only, for his, her or its own account, and not with a view to resale, or offer for sale, or for sale in connection with the distribution or transfer thereof. Such Membership Interest is not being purchased for subdivision or fractionalization thereof; and such Member has no contract, undertaking, agreement, arrangement, or plans with any person or entity to sell, hypothecate, pledge, donate, or otherwise transfer to any such person or entity all or any part of his, her or its Interest.

(c)   The Member's present financial condition is such that the Member is under no present or contemplated future need to dispose of any portion of such Member's Interest to satisfy any existing or contemplated undertaking, need, or indebtedness.

11.2.   Acknowledgment of Certain Facts. Each Member or its representative acknowledges his or her awareness and understanding of the following:

(a)   The purchase of the Membership Interest is a speculative investment that involves a high degree of risk of loss of the Member's entire investment.

(b)   The Member has both the knowledge and experience in financial matters sufficient to evaluate the purchase of the Interest and is able to bear the economic risk of the purchase.

(c)   No federal or state agency has made any finding or determination as to the fairness for public investment, nor any recommendation or endorsement of, an investment in Membership Interest.

(d)   There are restrictions on the transferability on each Membership Interest; there will be a limited market for the individual Membership Interests; and, accordingly, it may not be possible for the Member to liquidate readily, or at all, the Member's investment in the Company in case of an emergency or otherwise.

(e)   The Membership Interests have not been registered under the Securities Act of 1933 (the "Securities Act") or applicable state securities laws. It is the intent of the Company to operate its business so as not to require any such registration. This may limit significantly the transferability of such Interests.

(f)   The Member's Membership Interest has been acquired pursuant to an investment representation and shall not be sold, pledged, hypothecated, donated, or otherwise transferred, whether or not for consideration, except in compliance with the terms of this Agreement.

(g)   The Company does not file, and does not in the foreseeable future contemplate filing, periodic reports in accordance with the provisions of Section 13 or 15(d) of the Securities Exchange Act of 1934, and the Company has not agreed to register any of its securities for distribution in accordance with the provisions of the Securities Act or to take any actions respecting the obtaining of an exemption from registration for such securities or any transaction with respect thereto.

11.3.   Tax Matters. The Company makes no representations as to the tax consequences to any Member as a result of the Member's purchase of a Membership Interest, or any other benefits available by virtue of the business, operations, or financial results of the Company. It is not intended that the Company be a tax shelter and it is uncertain that there will be any material tax benefits available to the Members by virtue of the business, operations, or financial results of the Company. The Company has been organized as a limited liability company under the laws of the State of Delaware and, accordingly, it is intended that the Company be treated for federal and Delaware state income tax purposes as a partnership.

11.4.   Access to Records. Each Member acknowledges that, upon reasonable notice by a Member and at such Member's expense, pursuant to Section 10.18 above, the Company shall make available for inspection by such Member the books and records of the Company reasonably related to the Member's interest during reasonable business hours at the Company'sprincipal place of business, or such other place as designated by the Company. Each Member also acknowledges that the Member has been provided appropriate contact information to contact an individual with questions concerning the terms and conditions of the sale of the Membership Interests and to obtain any additional information which the Company possesses or can obtain without unreasonable effort or expense that is necessary to verify information.

11.5.   No Representation by Company. Neither the Manager, nor any agent or employee of the Company or of the Manager, or any other person has at any time expressly or implicitly represented, guaranteed, or warranted to him or her that he or she may freely Transfer the Membership Interests, that a percentage of profit and/or amount or type of consideration will be realized as a result of an investment in the Membership Interests, that past performance or experience on the part of the Manager or its affiliates or any other person in any way indicates the predictable results of the ownership of the Membership Interests or of the overall Company business, that any cash distributions from Company operations or otherwise will be made to the Members by any specific date or will be made at all, or that any specific tax benefits will accrue as a result of an investment in the Company.

11.6.   Consultation with Attorney. Each party acknowledges and agrees that the terms of this Agreementhave been completely read and fully understood and voluntarily accepted by the party after having a reasonable opportunity to retain and confer with legal counsel. This Agreement is entered into after a full investigation by the parties. Each Member has been advised to consult with his or her ownattorney regarding all legal matters concerning an investment in the Company and the tax consequences of participating in the Company, and has done so, to the extent he or she considers necessary.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties are signing this Operating Agreement of SeaRasa CF SPV, LLC on the date stated in the introductory paragraph.

MANAGER:

SEARASA INNOVATIONS INC.

By:

_____

Name: Sachi Singh

Title: CEO & Director

MEMBERS:

By: _____

Name:

SEARASA INNOVATIONS INC. DBA ROOTLESS

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023, AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheets 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Searasa Innovations Inc. DBA Rootless
San Francisco, California

We have reviewed the accompanying financial statements of Searasa Innovations Inc. DBA Rootless (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 15, 2024
Los Angeles, California

SEARASA INNOVATIONS INC. DBA ROOTLESS
BALANCE SHEET
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	143,215	$	215,941
Accounts Receivable, net		220		-
Inventory		228,081		120,013
Prepaids and Other Current Assets		1,720		4,422
Total Current Assets		**373,236**		**340,375**
Property and Equipment, net		3,939		640
Intangible Assets		4,208		4,548
Total Assets	$	**381,384**	$	**345,564**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	2,665	$	40,386
Credit Cards		8,305		50
Deferred Revenue		1,810		2,649
Other Current Liabilities		115		-
Total Current Liabilities		**12,894**		**43,084**
Simple Agreement for Future Equity (SAFEs)		2,816,667		1,733,333
Total Liabilities		**2,829,561**		**1,776,418**
STOCKHOLDERS EQUITY				
Common Stock		1,034		1,034
Additional Paid in Capital		38,393		36,214
Retained Earnings/(Accumulated Deficit)		(2,487,603)		(1,468,102)
Total Stockholders' Equity		**(2,448,177)**		**(1,430,854)**
Total Liabilities and Stockholders' Equity	$	**381,384**	$	**345,564**

See accompanying notes to financial statements.

SEARASA INNOVATIONS INC. DBA ROOTLESS

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 324,097	$ 95,757
Cost of Goods Sold	231,843	90,729
Gross profit	92,254	5,028
Operating expenses		
General and Administrative	558,352	529,568
Research and Development	53,342	45,615
Sales and Marketing	443,079	204,899
Total operating expenses	1,054,773	780,083
Operating Income/(Loss)	(962,518)	(775,055)
Interest Expense	-	-
Other Loss/(Income)	55,948	133,668
Income/(Loss) before provision for income taxes	(1,018,466)	(908,723)
Provision/(Benefit) for income taxes	1,034	1,656
Net Income/(Net Loss)	**$ (1,019,501)**	**$ (910,379)**

See accompanying notes to financial statements.

SEARASA INNOVATIONS INC. DBA ROOTLESS
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2021	10,338,020	$ 1,034	$ 25,541	$ (557,723)	$ (531,148)
Share-Based Compensation			10,679		10,679
Capital Distribution			(6)		(6)
Net income/(loss)				(910,379)	(910,379)
Balance—December 31, 2022	10,338,020	1,034	36,214	$ (1,468,102)	$ (1,430,854)
Share-Based Compensation			1,923		1,923
Capital contribution			255		255
Net income/(loss)				(1,019,501)	(1,019,501)
Balance—December 31, 2023	**10,338,020**	**$ 1,034**	**$ 38,393**	**$ (2,487,603)**	**$ (2,448,177)**

See accompanying notes to financial statements.

SEARASA INNOVATIONS INC. DBA ROOTLESS
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (1,019,501)	$ (910,379)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	1,614	366
Amortization of Intangibles	340	552
Share-based Compensation	1,923	10,679
Fair value in excess of stated value of derivative instrument	83,333	133,333
Changes in operating assets and liabilities:		
Accounts receivable, net	(220)	-
Inventory	(108,068)	(46,141)
Prepaids and Other Current Assets	2,701	1,100
Accounts Payable	(37,721)	31,371
Deferred Revenue	(839)	2,440
Credit Cards	8,255	(3,490)
Other Current Liabilities	115	(445)
Net cash provided/(used) by operating activities	**(1,068,067)**	**(780,613)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(4,913)	-
Purchases of Intangible Assets	-	(600)
Net cash provided/(used) in investing activities	**(4,913)**	**(600)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	255	
Capital Distribution		(6)
Borrowing on SAFEs	1,000,000	600,000
Net cash provided/(used) by financing activities	**1,000,255**	**599,994**
Change in Cash	(72,725)	(181,219)
Cash—beginning of year	215,941	397,160
Cash—end of year	**$ 143,215**	**$ 215,941**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Searasa Innovations Inc. DBA Rootlesswas incorporated on February 18, 2021 in the state of Delaware. The financial statements of Searasa Innovations Inc. DBA Rootless (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

The company is making it easy to tap into seaweed's nutritional benefits with our hero product, the Daily Bite, a tasty, whole food supplement made with the optimal daily dose of seaweed, plus almonds, dates, and seeds. As seaweed can be an unfamiliar and unpleasant flavor, texture, or aroma for some, the Daily Bite was created to deliver seaweed conveniently in an innovative, bioavailable form without having to "taste the sea." The Daily Bite is currently available in 5 delicious flavors and sold in home-compostable pouches that are designed to be sustainable and keep the product fresh: Double Strawberry, Orange Pistachio, Coconut Chai, Cacao Crunch, Cinnamon Crunch.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023, and 2022, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to work in progress and finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer Equipment	5 years
Manufacturing Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its trademark which will be amortized over the expected period to be benefitted.

Income Taxes

Searasa Innovations Inc. DBA Rootless is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:
- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Cost of sales

Costs of sales include the cost of goods sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $443,079 and $204,899, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. **INVENTORY**

Inventory consists of the following items:

As of Year Ended December 31,	2023	2022
Finished goods	120,184	53,355
Work in Progress	107,896	66,658
Total Inventory	$ 228,081	$ 120,013

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2023		2022
Other Receivables		1,649		3,628
Prepaid Expenses		71		794
Total Prepaids and Other Current Assets	$	1,720	$	4,422

Other current liabilities consist of the following items:

As of Year Ended December 31,		2023		2022
Sales Tax Payable		115		-
Total Other Current Liabilities	$	115	$	-

5.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,		2023		2022
Computer Equipment	$	4,187	$	1,098
Manufacturing Equipment		1,824		-
Property and Equipment, at Cost		6,011		1,098
Accumulated depreciation		(2,072)		(458)
Property and Equipment, Net	$	3,939	$	640

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $1,614 and $336, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible assets consist of:

As of Year Ended December 31,		2023		2022
Trademark	$	5,100	$	5,100
Intangible assets, at cost		5,100		5,100
Accumulated amortization		(892)		(552)
Intangible assets, Net	$	4,208	$	4,548

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2023 and 2022 were in the amount of $340 and $552, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ (340)
2024	(340)
2025	(340)
2026	(340)
Thereafter	(2,849)
Total	**$ (4,208)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of common stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 10,338,020 shares have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,474,480 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	112,500	$ 0.07	-
Granted	135,000		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2022	247,500	$ 0.07	9.60
Exercisable Options at December 31, 2022	121,250	$ 0.07	9.60
Granted	75,000	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2023	322,500	$ 0.07	8.60
Exercisable Options at December 31, 2023	196,250	$ 0.07	8.60

Stock option expenses for the years ended December 31, 2023, and December 31, 2022 was $1,923 and $10,679, respectively.

9. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	2023	2022
Safes I-II	$ 1,000,000	Fiscal Year 2021	$ 10,000,000	80%	$ 1,000,000	$ 1,000,000
Safes III	$ 600,000	Fiscal Year 2022	$ 10,000,000	80%	$ 600,000	$ 600,000
Safe IV	$ 1,000,000	Fiscal Year 2023	$ 10,000,000	80%	$ 1,000,000	
Fair value in excess of stated value of derivative instrument					$ 216,667	$ 133,333
Total SAFE(s)	$ 2,600,000				$ 2,816,667	$ 1,733,333

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022 consists of the following:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(304,219)	$	(214,835)
Valuation Allowance		304,219		214,835
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(683,941)	$	(379,722)
Valuation Allowance		683,941		379,722
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,292,028, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,292,028. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

There are no related party transactions.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 15, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $962,518, an operating cash flow loss of $1,068,067 and liquid assets in cash of $143,215, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Exhibit D2 – Financial Statements of the Co-Issuer

SeaRasa CF SPV LLC
(a Delaware Limited Liability Company)

Reviewed Financial Statements

As of the date of inception January 18, 2024

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

SeaRasa CF SPV LLC

Table of Contents





Independent Accountant's Review Report

February 1, 2024
To: Board of Directors of SeaRasa CF SPV LLC
Attn: Sachi Singh, CEO
Re: Inception Financial Statement Review – SeaRasa CF SPV LLC

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of SeaRasa CF SPV LLC (the "Company"), which comprise the balance sheet as of the date of inception of January 18, 2024 and the related statements of income, equity, and cash flows for the date then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of SeaRasa CF SPV LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
February 1, 2024



229 Park Ave S, Suite 70037
New York, New York 10003-1502



Info@Alice.CPA



SeaRasa CF SPV, LLC.
BALANCE SHEET
As of January 18, 2024 (Inception)
(Unaudited)

ASSETS

Current Assets
  Cash and cash equivalents $ -
    Total Current Assets   -

Total Assets $ -

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities
  Due to a related party $ -
    Total Current Liabilities   -

Total Liabilities   -

Members' equity (Deficit)
Total Members' Equity   -

Total Liabilities and Members' Equity $ -

The accompanying footnotes are an integral part of these financial statements.

SEARASA CF SPV, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 18, 2024 (INCEPTION)
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

SeaRasa CF SPV, LLC (the "Company") was formed on January 18, 2024 under the laws of the State of Delaware. The Company will undertake the limited purpose of acting as a crowdfunding vehicle of acquiring, holding, and disposing of securities issued SeaRasa Innovations, Inc. (the "Crowdfunding Issuer" in the upcoming crowdfunding campaign), which will also serve as the Manager of the Company (see Note 6). The Company is headquartered in San Francisco, California.

All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose shall be paid solely by the Crowdfunding Issuer.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is recently formed and has limited financial resources to continue its operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate capital financing to perform its intended operations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

SEARASA CF SPV, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 18, 2024 (INCEPTION)
(UNAUDITED)

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. The Company has not yet opened any bank accounts.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of January 18, 2024 (inception).

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, "Income Taxes". Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when the effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

SEARASA CF SPV, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 18, 2024 (INCEPTION)
(UNAUDITED)

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of January 18, 2024 (inception).

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

SEARASA CF SPV, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 18, 2024 (INCEPTION)
(UNAUDITED)

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – EQUITY

The Company is a limited liability company formed on January 18, 2024. It will undertake the limited purpose of acquiring, holding, and disposing of securities (the "Securities") issued by SeaRasa Innovations, Inc. (the "Crowdfunding Issuer"), which will also serve as the Manager of the Company.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Pursuant to the Company's bylaws, no member of the company has the ability to withdraw any part of a membership contribution as a Member prior to dissolution and winding up of the Company.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through February 1, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Exhibit E – Company Profile & Video Transcripts



VISION INVESTOR PERKS TEAM FAQ DISCUSSION

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seaweed improve your estrogen
metabolism, reducing everywhere
dryness and hormonal acne.


The fiber in seaweed, dates,
and almonds helps you keep
your gut healthy and happy.



CREATING A CATEGORY

Dosed, Regular Consumption Of Bioavailable Seaweed

Daily Bites deliver the health benefits of seaweed with the convenience of a supplement and the deliciousness of a snack.

"I feel noticeably more energetic in the evenings. I have also noticed that I have not been suffering from any heartburn or digestive issues recently. The Daily Bite has given me a needed boost of energy in the evenings."

★★★★★

Katie

● ○ ○ ○ ○ ○ ○ ○ ○ ○ ○ ○

"The flavor of the bite is great! They smell amazing and it's not overwhelming. The ingredients complement each other and you are able to taste them as you chew. The shift is subtle, but well-balanced. The texture at times feels like a soft chewy cookie."

★★★★★

Maritza

○ ● ○ ○ ○ ○ ○ ○ ○ ○ ○ ○

"I use this bite as an all-natural replacement for a multi-vitamin and feel the same benefits if not better than taking a manufactured multi."

★★★★★

Jessica

○ ○ ● ○ ○ ○ ○ ○ ○ ○ ○ ○

"I did have blood work, and my iodine levels were normal for the first time in a long time."

★★★★★

Rachel

○ ○ ○ ● ○ ○ ○ ○ ○ ○ ○ ○

"Overall a big fan of Rootless, the mission, and the brand and I am certainly considering making this a staple in my diet. A functional food with immediate digestive improvements."

★★★★★

Ella

○ ○ ○ ○ ● ○ ○ ○ ○ ○ ○ ○

"I look forward to my Bite. AND if I need a treat it's great to know I can choose one that is good for my body."

★★★★★

Barbara

○ ○ ○ ○ ○ ● ○ ○ ○ ○ ○ ○

"I feel like I've found a nutritional supplement that compliments and completes what I've been missing"

★★★★★

Lisa

○ ○ ○ ○ ○ ○ ● ○ ○ ○ ○ ○

"I have noticed improved energy and healthier skin and hair"

★★★★★

Kary

○ ○ ○ ○ ○ ○ ● ○ ○ ○ ○

"I definitely have more energy! It's now easier for me to fit in workouts 6x/week and balance it with a heavy workload. Fatigue levels have definitely gone down. I would recommend that women 35+ at least give it a shot!"

★★★★★

Caroline

○ ○ ○ ○ ○ ○ ○ ● ○ ○ ○

"The longer I take my Daily Bite, the more I love it. It went from something I needed to get used to, to something that I enjoyed, and now it's something I look forward to eating. My Daily Bite has become an integral part of my routine. I feel energized, and, as an added bonus, I really love how the Daily Bite tastes!"

★★★★★

Katie

○ ○ ○ ○ ○ ○ ○ ○ ● ○ ○

"I enjoy having the bite at the end of my lunch every day, back to feeling like a pleasurable ritual that I am doing something good for my body. A health halo if you will."

★★★★★

Larissa

○ ○ ○ ○ ○ ○ ○ ○ ○ ○ ● ○

"An easy habit to add to my day and I am neurodivergent so that says something. I truly believe they are a beneficial supplement at a very reasonable price."

★★★★★

Stevie

○ ○ ○ ○ ○ ○ ○ ○ ○ ○ ○ ●

SCIENCE BACKED SEAWEED, DATA BACKED BITES

Transformative Results for Female Hormone Health

In 2023, we conducted a consumer trial where women ate one seaweed-powered Daily Bite every day for 4 weeks:

86%
experienced higher energy and/or improved metabolism

97%
experienced less hormonal acne and/or dryness

83%
had less bloating and/or constipation

WHITE PAPER STUDY

We're sticky because our fronds are feeling the benefits



Legend: ■ % Acquisition Revenue ■ % Retention Revenue

REVENUE

- $2,500,000
- $2,000,000
- $1,500,000
- $1,000,000
- $500,000
- $0

251% YOY GROWTH

- 2022: $137K
- 2023: $416K
- 2024 (forecast): $1.2M
- 2025 (forecast): $2.5M

Key Growth Metrics



GROSS REVENUE TD FEB 24	ARR IN FEB 24	RECURRING REVENUE 23
$624K	$425K	52%

SUBSCRIBER LTV	CAC	MER Q4 23
$151	$54	2.4

GROSS MARGINS JAN 24
51%



Forecasted Revenue calculated using marketing spend and ROAS. Gross Revenue includes Shopify sales from November 2021-February 2024. ARR is based on YTD 2024 gross revenue and marketing budget. Recurring Revenue 2023 includes subscription sales as a percentage of total revenue. Subscriber LTV calculated using a manual cohort analysis. CAC and MER were calculated from spend and revenue generated across paid social channels. Gross margins include cost of goods sold, including logistics. +251% is calculated off of total sales which is inclusive of discounts, returns, shipping and tax, and the numbers shown in the chart are gross sales.

Your investment will help scale our impact

	2024	2025
Marketing & Sales	Grow our digitally native marketing and sales channels (target: $1.2M sales while maintaining > 3:1 LTV:CAC)	Scale retail while continuing to build direct-to-consumer channels (target: omnichannel $2.5M in sales)
Operations & Supply Chain	Gross margin increases (>55%) while scaling a diversified, resilient, regenerative seaweed supply chain.	Cash flow positive in Q1
Product & IP	Continue provisional IP exploration	Launch new retail-friendly form factor
Community & Loyalty	Launch brand-level campaign with community and Rootless loyalty program	Scale community and optimize retention program



CARE ABOUT CLIMATE?

Spare the Land, Save the Sea

Seaweed is a regenerative, zero input crop that actively regenerates the environment in which its grown - making the oceans healthier for marine biodiversity and coastal communities (who depend on the ocean economy) to thrive.

With your investment, we're poised to transform the health of millions.

Sign up below to receive our investor pitch. Let's build the future of human and planetary health together.

Email

Get the Investor Deck!

Form C   Offering Memorandum

Investor Perks

Invest and be eligible to receive exclusive perks:

$500
✓ Exclusive Travel Tin

Take your Daily Bites with you on the go!

$1,500
✓ Fronds Club Card

Get exclusive discounts, VIP event access, and help with product development!

$10,000
✓ Dr. Gabby Zoom Session

Ask us anything about Rootless, women's health, or seaweed in a private session!

$25,000
✓ Regenerative Seaweed Meal

Discover and taste seaweed like you never have before with our team!

$100,000
✓ Seaweed forage with us!

Experience the natural ecosystem of seaweed before it makes its way into your Daily Bites!

A $500 is only available in the initial 2 weeks following our campaign launch. All perks occur after the offering is completed. The 14 days begins upon the filing of the Form C being reflected on the SEC's EDGAR System, and concludes on the 14th day at 11:59 pm PST (6:59 am UTC the next day (UTC+7)). Your investment amount does not include the 3.5% investor transaction fee.

Full Time Fronds







Sachi Singh

Founder & CEO

With over a decade of experience in international climate change solutions across non-profits, academia, and philanthropy, and a Master's in Environmental Management from Yale University, Sachi is well aware of what we're collectively up against. As part of the founding team of the Climate Leadership Initiative, she helped raise $1B for global climate philanthropy. She founded Rootless to build the seaweed-powered future of human and planetary health.

Gabby Pavelko, DACM

Chief of Staff

Specialized in women's health and fertility, with experience building innovation strategy and team culture across CPG (Earthbound Farm, Del Monte Foods) and cannabis industries.

Gabie Carne

Sr. Operations & Product Program Manager

5+ years of experience in operational excellence and innovative product launches at high-growth ag-tech startups (Plenty, Lettuce Grow).

Advisors & Partners









Kate Geagan MS, RD

Rinka Banerjee

Mollie Chen

Red Antler

Award-winning dietitian and nutrition pioneer; co-founder of Food + Planet

25 years of experience, including 16 years leading Unilever's Food R&D in South Asia.

Co-founder of Birchbox, where she grew it from zero customers to 1M+ across four countries.

Leading branding agency that creates disruptive digital brands, including Allbirds and Casper.

FAQ's

Why invest in startups?   ✕

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?   ✕

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?   ✕

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?   ✕

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?   ✕

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio

When will I get my investment back?

The Common Stock (the "Shares") of Rootless (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to: • The company that issued the securities • An accredited investor • A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: invest@getrootless.com

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities? ✕

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

Discussion Board

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Forward Looking Statements Disclosure

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of SeaRasa Innovations Inc. d/b/a Rootless (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

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Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.DealMaker Securities LLC does not make investment recommendations.DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters

For all questions, comments, concerns or simply to talk kelp, please write to: hello@getrootless.com

ROOTLESS®

© 2024, invest

Video Transcript

Hi, my name is Sachi Singh. I'm the founder and CEO of Rootless.

We're harnessing the power of sustainable seaweed to build the future of women's health and planetary health. Now you might be wondering: why has someone with a decade of professional experience working on climate change talking to me about women's health and seaweed? This story is really grounded in hope and hormones. Let's start with hormones.

Hormonal health and particularly menopause are finally in the public eye. With consumers, the White House, celebrities, talking about menopause openly and publicly. It's about time. Menopause presents a 600B market opportunity with 1B women will be experiencing menopause by 2025. I am super excited to report that in 2 years of being on market, Rootless has found product market fit with women who are going through perimenopause or are post menopausal because they are really feeling the impact of daily consumption of seaweed and the daily bites. In 2023, we saw a 250% increase in revenue with about half of that coming from repeat subscription purchases. We conducted a consumer trial where we recruited 36 women to eat the bites every day and report on their hormonal imbalance symptoms and 100% felt a difference. So, going into 2024: we know who our customer is, we know she loves us, we know why she's coming back, and we're ready to scale.

By building consumer demand for sustainable seaweed, we are creating real and lasting value in a regenerative supply chain that could literally change the way that we use land and the global food system. So Rootless is really one of the few places where investing in self-care in investing in planetary care, and I hope you will join us in building the future of women's health and planetary health.

Exhibit F - Testing The Waters Marketing Content

SHOP THE DAILY BITE →

SHOP | OUR STORY | SEAWEED SCIENCE | JOIN US

ROOTLESS

ACCOUNT

HI, WE'RE

ROOTLESS®



Powered by Seaweed • Powered by you •

Welcome to our world, where self-care meets planetary care.

We're harnessing the power of seaweed, a time-tested superfood, to build the future of human and planetary health. Join us in our mission to return to our roots, reclaim our health, and thrive together.

Join the early access waitlist!

We're now taking reservations to participate in our first round of crowdfunding.

The first 100 people to join our reservation waitlist will receive a secret, unreleased flavor of The Daily Bites.

Name

Email

Phone #

Phone Number

How much would you consider investing?

☐ $500 ☐ $1,500 ☐ $10,000 ☐ $25,000 ☐ $100,000

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer). A person's indication of interest includes no obligation or commitment of any kind. By submitting this form, you consent to receive marketing from Rootless at the email provided. By submitting this form and signing up for texts, you consent to receive marketing text messages (e.g. promos, cart reminders) from Rootless at the number provided, including messages sent by autodialer. Msg & data rates may apply. Msg frequency varies. Unsubscribe at any time by replying STOP or clicking the unsubscribe link.

JOIN THE WAITLIST

Meet the team behind Rootless





Our movement to regenerate human and planetary health starts with you and your hormonal health!



Community Care

Connect with community by and for women of diverse backgrounds. We're sharing stories of health transformation so we can lay the foundation for a healthcare system that is based on and empowers women.

Planetary Care

Help us build the sustainable seaweed economy, which can heal the ocean while supporting coastal livelihoods and reducing our dependence on land-based agricultural practices.

Powered by Seaweed • Powered by you •

Self-Care

Support your hormone health with natural, effective, whole foods, powered by seaweed, and invest in a self-care ritual that energizes you daily.

Women's bodies are bathed in hormones. They impact how we eat, sleep, work, our sex drive, mood, and more. **Despite this, hormone health has not been getting the attention or funding it deserves. Until now...**



HORMONAL IMBALANCE

80%

of women suffer from hormonal imbalance during puberty, pre-and post- pregnancy and menopause. **Menopause has been the most neglected**–yet everyone with female reproductive organs will experience it.

BY 2025

+1B

women will be experiencing menopause, **75%** of whom will experience symptoms rooted in **hormonal changes**, which can be severe & debilitating.

A MARKET OPPORTUNITY WORTH

$600B

We're tapping into the menopause "goldrush" to make hormonal balance mainstream.

LET'S ACHIEVE HORMONAL HARMONY, TOGETHER

We're taking a transformative approach to **hormonal health** that gets to the *root* of hormonal imbalance, one seaweed-powered bite at a time, so you can be *rootless* from **chronic fatigue, that** *everywhere* dryness, **hormonal acne, gut issues**, and more.





Meet the Daily Bite

A first-of-its-kind, delicious, whole food Bite for hormonal balance in menopause and beyond. Powered by seaweed.

CACAO CRUNCH   DOUBLE STRAWBERRY   COCONUT CHAI   ORANGE PISTACHIO

Daily Bites are thoughtfully made with carefully sourced & clean ingredients that have clear benefits for hormone balance.



DATES	ALMONDS	SEEDS	SEAWEED

40+
ESSENTIAL NUTRIENTS AND BIOACTIVES IN EVERY BITE

130%
YOUR COMPLETE DAILY DOSE OF IODINE

VEGAN	GLUTEN FREE	NO ADDED SUGAR

 **Iodine** from seaweed **supports your thyroid and jumpstarts your metabolism** for all-day energy, vitality, and focus—without the crash!

 **Polyphenols** in seaweed **improves metabolism** of estrogen and **helps balance your hormones**.

 **Fiber** in seaweed, dates and almonds **helps keep your gut healthy** by supporting the clearance of excess hormones, like estrogen.

Recommended by health experts



"Taking Rootless can be a **nutritional strategy against symptoms associated with menopause** such as hot flashes and fatigue. The main ingredient, seaweed, is rich in iodine, polyphenols, and polysaccharides which beneficially influence the estrobolome (gut bacteria), and can support the symptoms associated with menopause and aging."

DR. NADIA MUSAVVIR, ND

DID YOU KNOW?

A little bit of seaweed everyday (vs. large amounts of consumption in one sitting, irregularly) has been shown to **reduce the impact of various chronic health conditions,** including **hormonal issues,** incidence of breast cancer, and more.

NIH | CHERRY ET AL., 2019; SKIBOLA, 2004; TEAS ET AL., 2013.

100% saw results in our consumer trial



ONE BITE A DAY...

Women, aged 27-70, ate one seaweed-powered Daily Bite every day for 4 weeks:

97% had less dryness and hormonal acne.

86% were less tired during the day.

83% saw improvements in gut health, constipation, bloating, etc.

We're sticky because our fronds are feeling the benefits

↑ **379%**
YoY revenue growth in in 2023

65%
of revenue comes from returning customers

$151
Subscriber LTV

$62
CAC

4 months
Average subscription length

"I've been taking Rootless for about 2 months and I realized the other day that the white patch that has been growing in size over the last year is starting to retract and pigmentation has returned to my baby hairs on my temples! I thought I was wishful thinking but friends have also noticed."

BRIDGET

What our 'fronds' are saying

(We can't get enough of the seaweed jokes around here)

"Over the month I felt an increase in my energy level allowing me to manage my day and also have energy to workout."

DONNA

"I am not a 'supplements person' but I really see results with Rootless. My energy levels are way up and I'm more motivated to exercise — so, as a result, I'm losing weight without even trying."

CAROLINE


ROOTLESS
The Daily Bite

"I have been a firm believer in seaweed and dates for many years, and used these ingredients to navigate menopause. For me this is essential healthy nutrition."

HEATHER H.

"I just came from my doctor and this is the first time my blood work showed regular levels in iron and all the other minerals that I am usually deficient in. I have more energy every day and my hair has stopped falling out!"

GENEVIEVE J.

Seaweed nourishes two bodies at once: ours and our planet's.

Seaweed is a regenerative, zero input crop. If we replace **10% of the global diet** with seaweed by 2050, we can transform the global food system with one of the most **nutritious, regenerative, and equitable** foods on the planet.

nature sustainability

10% OF SEAWEED IN THE HUMAN DIET WILL:


SPARE 110 MILLION HECTARES OF LAND
CUT EMISSIONS BY 1 GtCO2e/YEAR
INCREASE BIODIVERSITY BY 3%
REDUCE GLOBAL WATER USAGE BY 2%

With your investment, Rootless is poised to transform the health of millions.





We're unlocking the transformative benefits of sustainable seaweed to help people, communities, and the planet thrive.

Rootless is a startup led by women designed for women. Through seaweed, we are creating a space where women can reclaim their hormonal health, and feel good in their bodies and identities at all ages. We want you to be a part of our shared success and share in the value you're already creating with your purchasing power. Invest today, and let's build the future of human and planetary health together.

Join the early access waitlist!

We're now taking reservations to participate in our first round of crowdfunding.

The first 100 people to join our reservation waitlist will receive a secret, unreleased flavor of The Daily Bites.

Name

Email

Phone #

Phone Number

How much would you consider investing?

- ☐ $500
- ☐ $1,500
- ☐ $10,000
- ☐ $25,000
- ☐ $100,000

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer). A person's indication of interest includes no obligation or commitment of any kind. By submitting this form, you consent to receive marketing from Rootless at the email provided. By submitting this form and signing up for texts, you consent to receive marketing text messages (e.g. promos, cart reminders) from Rootless at the number provided, including messages sent by autodialer. Msg & data rates may apply. Msg frequency varies. Unsubscribe at any time by replying STOP or clicking the unsubscribe link.

JOIN THE WAITLIST



Good news only

Useful emails with a healthy dose of seaweed fun facts.

Enter your email, get 10% off your first order

- Home
- Shop
- Seaweed Science
- Reviews
- FAQ
- Instagram
- Join Our Community
- Planet-Friendly Packaging

For all questions, comments, concerns or simply to talk kelp, please write to: hello@getrootless.com

ROOTLESS®

Refund policy Privacy policy Terms of service Contact information



The time for hormone health
is now.

Powered by Seaweed • Powered by You

Invest in the movement!

Rootless believes in transforming women's health by getting to the **ROOT of hormonal imbalance with a time tested superfood: seaweed!**



Hi! It's Dr. Gabby

DACM & Rootless Chief of Staff

I'm incredibly excited to announce that Rootless is launching its first ever crowdfunding campaign, so YOU can invest in a movement with incredible momentum: hormone health for women, by women.

Female hormones are finally starting to get the funding and attention they deserve, with thought leaders speaking up about the importance of hormone balance for menopause and beyond. Our innovative seaweed-based solution is poised to help transform the health of millions of women, starting with you

We're inviting you to join us in this movement. Through Regulation Crowdfunding, you can become a partial owner of Rootless and share in our success as we grow!



"Fronds" First!

We're now taking reservations to participate in our first round of funding.

Learn More

We're not alone in our vision for Women's Health.

"

"Ask any woman in America about her health care, she probably has a story to tell. [] She's the woman going through menopause, who visits with her doctor and leaves with more questions than answers. Every woman – half of the population – will be affected by menopause, and yet there's a stunning lack of information about how to manage and treat its symptoms."

First Lady Jill Biden

As a DACM (Doctor of Acupuncture and Chinese Medicine), I understand how important it is to find balance through hormone health. As someone who has struggled with finding natural options and adequate guidance with my own hormonal issues, I joined Rootless to help bring effective, natural solutions to others. Seaweed has been used for centuries as part of TCM's Materia Medica and as a staple food and medicine for countless traditional cultures. Seaweed holds answers: it can help us eat our food as medicine, create self-care rituals, and feel our best.

Rootless is a startup led by women designed for women. Through seaweed, we are creating a space where women can reclaim their hormonal health, and feel good in their bodies and identities at all ages. We want you to be a part of our shared success and share in the value you're already creating with your purchasing power. Invest today, and together let's build the future of human and planetary health.

Join the waitlist ASAP (before December 22) to be one of 100 people that get to try our newest Daily Bite flavor before it launches!

Let's pave the way for a brighter, healthier future, together.

Dr. Gabby,
Chief of Staff at Rootless.

Learn More

ROOTLESS

Unlock seaweed-powered hormonal harmony with one tasty bite.

We love making new fronds! Join the seaweed social.

  

Questions? Please email **hello@getrootless.com**



ROOTLESS

Invest in the future of human & planetary health.

Powered by Seaweed · Powered by You ·

Join us!

We're on an uncompromising mission to regenerate human and planetary health. **Now you can become a stakeholder in our shared value ecosystem.**

As an investor in our movement, you can own a *bite* of the future of human and planetary health!

Learn More



Hi! It's Sachi Singh

Rootless founder & #1 fan of seaweed!

I founded Rootless with a vision for human and planetary health that harkens back to what many traditional cultures have known for millennia: the health of the planet and the health of individuals are deeply interconnected.

Since founding Rootless, I've spent countless sleepless nights pondering a simple yet essential question: "what kind of business do I want to build?" I've found that in order to answer that, I must also ask myself: "what is the collective future we need and deserve?"

Inspired by Patagonia, we wanted to create an opportunity where our people - our true stakeholders - can become our shareholders and share in the value we are creating together: a regenerative food and health system with innovations across the value chain.

That's why we want our consumers, women, people - YOU - to own a part of Rootless and join our shared value ecosystem, in which our success IS your success.

Our waitlist to reserve shares in Rootless is open - I hope you'll join us in our movement to regenerate human and planetary health.

As an investor in our movement, you can own a *bite* of the future of human and planetary health! **Join the waitlist before December 22 to be one of the first 100 people to try our newest Daily Bite flavor before it launches!**

Let's keep shining and empowering together, one seaweed bite at a time, for a brighter, healthier future.

Sachi,

Rootless founder & #1 fan of seaweed!

Reserve Now



ROOTLESS

Unlock seaweed-powered hormonal
harmony with one tasty bite.

We love making new fronds! Join the seaweed social.



ROOTLESS

You've committed

$298,000

in reservations so far!

Reserve Now

One week in...
We've come so far!

Thank you for helping us to affect a ripple of healing for the future of people and the planet. Every dollar committed helps us to realize our mission!

Powered by Seaweed • Powered by You •

Seaweed is more than just a tasty snack: **It's a powerful symbol of hope that has the power to nourish two "bodies" at once: yours, and our planet's.**

For centuries, seaweed has been eaten as a traditional food and medicine by cultures around the world, while simultaneously regenerating ocean health and reducing our dependencies on land-based foods. We're returning to those roots with a modern approach to daily nutrition, so you can get the hormone balancing benefits of daily seaweed without having to taste the ocean.

Your investment in us matters, no matter the amount. Together, we affect a ripple of healing for the future of people and the planet.

Express your interest to reserve your investment in Rootless below before December 22. We're here to support you every step of the way, and we're incredibly grateful to embark on this empowering journey together.

Reserve Now

ROOTLESS

Unlock seaweed-powered hormonal harmony with one tasty bite.

We love making new fronds! Join the seaweed social.

  

ROOTLESS

Envisioning a brighter future for people and planet, powered by seaweed...

We're building a regenerative future.



Powered by Seaweed • Powered by You •

Let's elevate care for people and planet, together.

Join Us!

With the power of seaweed, **Rootless is providing innovative solutions for women's health, destigmatizing women's health issues, and reclaiming health for 1 BILLION women** as they navigate hormonal health at every life stage.



Invest in a movement for "sea-change."

Learn More

A peek into the future with Rootless...

By 2050, seaweed has re-emerged* as a nutritional and medicinal superhero, offering a natural solution to hormonal and ecological imbalance, contributing greatly to food security, and supporting the flourishing of humans and our environment alike.

Seaweed has become a dietary staple for people who did not previously consume it as part of their traditional cuisine: it's available in many delicious and culturally appropriate forms, and is celebrated as a crucial component of the American diet. This revolutionary shift resulting from innovations in seaweed supply chains and cuisines, where 10% of every person's daily diet comes from seaweed, has revolutionized individual health, oceanic health, and greatly contributed towards a climate stabilization.

*Seaweed is already a staple food and medicine in many traditional cultures around the world, including in Japan, Okinawa, Korea, and for many Native and/or First Nations peoples of North America.

Green Economy, Green Planet.

Oceans are constantly being regenerated, as localized, small-scale, ethical, zero-input seaweed farming has become a cornerstone of sustainable agriculture. Seaweed's carbon-sequestering properties have helped to mitigate climate change and maintain biodiversity so that marine ecosystems can flourish. The collective effort to integrate seaweed into diets has reduced the environmental impact of land-based farming practices, creating a harmonious balance between human nutrition and ecological well-being.

Empowered Women, Excellent Healthcare.

Thanks to visionary leaders, funding for women's health research has skyrocketed. The groundbreaking initiatives begun in 2023 have paved way for new, comprehensive women's healthcare solutions that address hormonal imbalances before they even surface. Every woman, regardless of age, has easy, affordable, personalized, healthcare, guided by a deep understanding of her unique journey, beliefs, and cultural background.

Let's make this vision a reality, together. If you're interested in learning more about how you can become an investor in Rootless and help us realize our vision for the future, please express your interest before December 22nd!

Reserve Now





in reservations,
all in under 2 weeks!

Powered by Seaweed • Powered by You

We're elated!!!

As our campaign comes to an end tonight at midnight, we want to thank you, our community, for your generous support.

Your investment in us matters, no matter the amount: every dollar helps us to realize our mission to heal human and planetary health!

Today is your last chance to reserve an investment.

Reserve Now

Take part in a movement with momentum.

Women's health, powered by women.

The time for female leadership in woman's health is now! Support a female founded and led company with a radical vision for the future. <u>Meet our team:</u>

 

Rootless founder &   DACM & Chief of Staff
#1 fan of seaweed!   at Rootless.

If you haven't made a reservation yet, today before 11:59pm PST is your last chance. Don't miss out!!!

Together we can build a world in which people and planet flourish!

Reserve Now

ROOTLESS

Unlock seaweed-powered hormonal harmony with one tasty bite.

We love making new fronds! Join the seaweed social.

  



3:48

GET.ROOTLESS
Posts

3:48

GET.ROOTLESS
Posts

get.rootless and 2 others

get.rootless and 2 others

ROOTLESS

The time for hormone health

is now.

Powered by Seaweed • Powered by You

Invest in the movement!

Rootless believes in transforming women's health by getting to **the ROOT of hormonal imbalance with a time tested superfood: seaweed!**

→

Hi! It's Dr. Gabby

DACM & Rootless Chief of Staff

I'm incredibly excited to announce that Rootless is launching its first ever crowdfunding campaign, so YOU can invest in a movement with incredible momentum: hormone health for women, by women.

We're inviting you to join us in this movement. Through Regulation Crowdfunding, you can become a partial owner of Rootless and share in our success as we grow!

→

Liked by sachisings and 36 others

Liked by sachisings and 36 others

get.rootless We're beyond excited to announce that we're launching our first ever crowdfunding campaign, so YOU can invest in a movement with incredible momentum: hormone health for women, by women. Our Chief of Staff, @gabbypavelko (who is also a Doctor of Acupuncture and Chinese Medicine) is here to tell us more in her own words 🔗 Head the the link in our bio to learn more!!!

December 8, 2023

get.rootless We're beyond excited to announce that we're launching our first ever crowdfunding campaign, so YOU can invest in a movement with incredible momentum: hormone health for women, by women. Our Chief of Staff, @gabbypavelko (who is also a Doctor of Acupuncture and Chinese Medicine) is here to tell us more in her own words 🔗 Head the the link in our bio to learn more!!!

December 8, 2023

3:48
GET.ROOTLESS
Posts
get.rootless and 2 others
We're not alone in our vision for Women's Health.
"Ask any woman in America about her health care, she probably has a story to tell. [] She's the woman going through menopause, who visits with her doctor and leaves with more questions than answers. Every woman – half of the population – will be affected by menopause, and yet there's a stunning lack of information about how to manage and treat its symptoms."
– First Lady Jill Biden
Liked by sachisings and 36 others
get.rootless We're beyond excited to announce that we're launching our first ever crowdfunding campaign, so YOU can invest in a movement with incredible momentum: hormone health for women, by women. Our Chief of Staff, @gabbypavelko (who is also a Doctor of Acupuncture and Chinese Medicine) is here to tell us more in her own words ⤴️ Head the the link in our bio to learn more!!!
December 8, 2023



3:49
GET.ROOTLESS
Posts
get.rootless and 2 others
Female hormones are finally starting to get the funding and attention they deserve, with thought leaders speaking up about the importance of hormone balance for menopause and beyond. Our innovative solution is poised to help transform the health of millions of women, starting with YOU.
As a DACM (Doctor of Acupuncture and Chinese Medicine), I understand how important it is to find balance through hormone health. As someone who has struggled with finding natural options and adequate guidance with my own hormonal issues, I joined Rootless to help bring effective, natural solutions to others.
Liked by sachisings and 36 others
get.rootless We're beyond excited to announce that we're launching our first ever crowdfunding campaign, so YOU can invest in a movement with incredible momentum: hormone health for women, by women. Our Chief of Staff, @gabbypavelko (who is also a Doctor of Acupuncture and Chinese Medicine) is here to tell us more in her own words ⤴️ Head the the link in our bio to learn more!!!
December 8, 2023



3:49

GET.ROOTLESS
Posts

get.rootless and 2 others

Seaweed has been used for centuries as part of TCM's Materia Medica and as a staple food and medicine for countless traditional cultures. Seaweed holds answers.

Rootless is a startup led by women designed for women. Through seaweed, we are creating a space where women can reclaim their hormonal health, and feel good in their bodies and identities at all ages. We want you to be a part of our shared success and share in the value you're already creating with your purchasing power. Invest today, and together let's build the future of human and planetary health.

→

Liked by sachisings and 36 others

get.rootless We're beyond excited to announce that we're launching our first ever crowdfunding campaign, so YOU can invest in a movement with incredible momentum: hormone health for women, by women. Our Chief of Staff, @gabbypavelko (who is also a Doctor of Acupuncture and Chinese Medicine) is here to tell us more in her own words 🔁 Head the the link in our bio to learn more!!!

December 8, 2023

3:49

GET.ROOTLESS
Posts

get.rootless and 2 others

Join the waitlist ASAP (before December 22) to be one of 100 people that get to try our newest Daily Bite flavor before it launches!

Let's pave the way for a brighter, healthier future, together.

Dr. Gabby,

Chief of Staff at Rootless.

Liked by sachisings and 36 others

get.rootless We're beyond excited to announce that we're launching our first ever crowdfunding campaign, so YOU can invest in a movement with incredible momentum: hormone health for women, by women. Our Chief of Staff, @gabbypavelko (who is also a Doctor of Acupuncture and Chinese Medicine) is here to tell us more in her own words 🔁 Head the the link in our bio to learn more!!!

December 8, 2023



3:49
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
ROOTLESS
Invest in the future of human & planetary health.
Powered by Seaweed • Powered by You •
Join us!
We're on an uncompromising mission to regenerate human and planetary health. Now you can become a stakeholder in our shared value ecosystem.
Liked by sachisings and 23 others
get.rootless Learn how you can join us in our movement to support human and planetary health & empower a better future for women's health 🌊
Our Rootless founder, @sachisings is here to tell us more in her own words
Head the the link in our bio to learn more!!!🌱
alyzehrizvi So exciting @sachisings 🔥👏🏽
sachisings @alyzehrizvi 🌈🌈🌈 ty!!!!!

3:49
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
Hi! It's Sachi Singh
Rootless founder & #1 Seaweed fan
I founded Rootless with a vision for human and planetary health that harkens back to what many traditional cultures have known for millennia: the health of the planet and the health of individuals are deeply interconnected.
Liked by sachisings and 23 others
get.rootless Learn how you can join us in our movement to support human and planetary health & empower a better future for women's health 🌊
Our Rootless founder, @sachisings is here to tell us more in her own words
Head the the link in our bio to learn more!!!🌱
alyzehrizvi So exciting @sachisings 🔥👏🏽
sachisings @alyzehrizvi 🌈🌈🌈 ty!!!!!



3:50
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
By investing in our movement, you can own a *bite* of the future of human and planetary health!
Head to the link in our bio to learn more or reserve now.
Liked by sachisings and 23 others
get.rootless Learn how you can join us in our movement to support human and planetary health & empower a better future for women's health 🌊
Our Rootless founder, @sachisings is here to tell us more in her own words
Head the the link in our bio to learn more!!!🌱
alyzehrizvi So exciting @sachisings 🔥👏
sachisings @alyzehrizvi 🌈🌈🌈 ty!!!!!

3:50
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
Since founding Rootless, I've spent countless sleepless nights pondering a simple yet essential question: "what kind of business do I want to build?" I've found that in order to answer that, I must also ask myself: "what is the collective future we need and deserve?"
Inspired by Patagonia, we wanted to create an opportunity where our people - our true stakeholders - can become our shareholders and share in the value we are creating together: a regenerative food and health system with innovations across the value chain.
Liked by sachisings and 23 others
get.rootless Learn how you can join us in our movement to support human and planetary health & empower a better future for women's health 🌊
Our Rootless founder, @sachisings is here to tell us more in her own words
Head the the link in our bio to learn more!!!🌱
alyzehrizvi So exciting @sachisings 🔥👏
sachisings @alyzehrizvi 🌈🌈🌈 ty!!!!!

3:50

GET.ROOTLESS
Posts

3:50

GET.ROOTLESS
Posts

get.rootless and gabbypavelko · · ·



As an investor in our movement, you can own a *bite* of the future of human and planetary health! Join the waitlist before December 22 to be one of the first 100 people to try our newest Daily Bite flavor before it launches!

Let's keep shining and empowering together, one seaweed bite at a time, for a brighter, healthier future.

Sachi,
Rootless founder & #1 Seaweed fan

Liked by **sachisings** and **23 others**

get.rootless Learn how you can join us in our movement to support human and planetary health & empower a better future for women's health 🌊

Our Rootless founder, @sachisings is here to tell us more in her own words
Head the the link in our bio to learn more!!! 🌱

alyzehrizvi So exciting @sachisings 🔥👏

sachisings @alyzehrizvi 🌈🌈🌈 ty!!!!!

get.rootless and gabbypavelko · · ·



That's why we want our consumers, women, people - YOU - to own a part of Rootless and join our shared value ecosystem, in which our success IS your success.

Our waitlist to reserve shares in Rootless is open - I hope you'll join us in our movement to regenerate human and planetary health.

→

Liked by **sachisings** and **23 others**

get.rootless Learn how you can join us in our movement to support human and planetary health & empower a better future for women's health 🌊

Our Rootless founder, @sachisings is here to tell us more in her own words
Head the the link in our bio to learn more!!! 🌱

alyzehrizvi So exciting @sachisings 🔥👏

sachisings @alyzehrizvi 🌈🌈🌈 ty!!!!!



3:51
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
ROOTLESS
You've committed
$298,000
in reservations so far!
Thank you! Every dollar reserved helps us create a "sea-change" for human & planetary health!
Liked by sachisings and 23 others
get.rootless At Rootless we believe seaweed powerful symbol of hope that has the power to nourish two "bodies" at once: yours, and our planet's
This is a huge testament to creating a better future full of healing and we want to give a huge THANK YOU for all the support we have received. Every dollar committed helps us to realize our mission and create meaningful change

3:51
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
One week in...
We've come so far!
Powered by You
Thank you for helping us to affect a ripple of healing for the future of people and the planet. Every dollar committed helps us to realize our mission!
Liked by sachisings and 23 others
get.rootless At Rootless we believe seaweed powerful symbol of hope that has the power to nourish two "bodies" at once: yours, and our planet's
This is a huge testament to creating a better future full of healing and we want to give a huge THANK YOU for all the support we have received. Every dollar committed helps us to realize our mission and create meaningful change



3:51

GET.ROOTLESS
Posts

get.rootless and gabbypavelko

Seaweed is more than just a tasty snack: **It's a powerful symbol of hope that has the power to nourish two "bodies" at once: yours, and our planet's.**

Liked by **sachisings** and **23 others**

get.rootless At Rootless we believe seaweed powerful symbol of hope that has the power to nourish two "bodies" at once: yours, and our planet's 🌍

This is a huge testament to creating a better future full of healing and we want to give a huge THANK YOU for all the support we have received. Every dollar committed helps us to realize our mission and create meaningful change 🪼

3:51

GET.ROOTLESS
Posts

get.rootless and gabbypavelko

For centuries, seaweed has been eaten as a traditional food and medicine by cultures around the world, while simultaneously regenerating ocean health and reducing our dependencies on land-based foods. We're returning to those roots with a modern approach to daily nutrition, so you can get the hormone balancing benefits of daily seaweed without having to taste the ocean.

Your investment in us matters, no matter the amount. Together, we affect a ripple of healing for the future of people and the planet.

Liked by **sachisings** and **23 others**

get.rootless At Rootless we believe seaweed powerful symbol of hope that has the power to nourish two "bodies" at once: yours, and our planet's 🌍

This is a huge testament to creating a better future full of healing and we want to give a huge THANK YOU for all the support we have received. Every dollar committed helps us to realize our mission and create meaningful change 🪼

3:51

GET.ROOTLESS
Posts

get.rootless and gabbypavelko

Express your interest to reserve an investment in Rootless before December 22 by heading to the link in our bio!

We're here to support you every step of the way, and we're incredibly grateful to embark on this empowering journey together.

Liked by **sachisings** and **23 others**

get.rootless At Rootless we believe seaweed powerful symbol of hope that has the power to nourish two "bodies" at once: yours, and our planet's 🌍

This is a huge testament to creating a better future full of healing and we want to give a huge THANK YOU for all the support we have received. Every dollar committed helps us to realize our mission and create meaningful change 🪼

3:52

GET.ROOTLESS
Posts

get.rootless


Invest in a
sea-change for
women's health.

Liked by **sachisings** and **20 others**

get.rootless Join us on our mission to destigmatize women's health & work to provide more options to navigate hormonal health 💞

Check out the link in our bio to learn more!

#crowdfunding #makemenopausematter #womenshealthbywomen

December 19, 2023



3:52
GET.ROOTLESS
Posts
get.rootless
With the power of seaweed, Rootless is providing innovative solutions for women's health, destigmatizing women's health issues, and reclaiming health for women as they navigate hormonal health at every life stage.
ROOTLESS
Liked by sachisings and 20 others
get.rootless Join us on our mission to destigmatize women's health & work to provide more options to navigate hormonal health
Check out the link in our bio to learn more!
#crowdfunding #makemenopausematter #womenshealthbywomen
December 19, 2023

3:52
GET.ROOTLESS
Posts
get.rootless
You can help us realize our mission!
Express your interest to invest in Rootless before December 22nd by heading to the link in our bio.
ROOTLESS
Liked by sachisings and 20 others
get.rootless Join us on our mission to destigmatize women's health & work to provide more options to navigate hormonal health
Check out the link in our bio to learn more!
#crowdfunding #makemenopausematter #womenshealthbywomen
December 19, 2023



3:52
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
ROOTLESS
We're building a regenerative future.
Let's elevate care for people and planet, together.
Powered by Seaweed • Powered by You •
Liked by sachisings and 13 others
get.rootless Looking into the future of Rootless we see a place where both people and planet thrive 💫
Check out the link in our bio to get involved 🌱
#peopleandplanet #crowdfunding #womenled #makemenopausematter #hormonalhealth
December 20, 2023

3:52
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
A peek into the future with Rootless...
By 2050, seaweed has re-emerged* as a nutritional and medicinal superhero, offering a natural solution to hormonal and ecological imbalance, contributing greatly to food security, and supporting the flourishing of humans and our environment alike.
*Seaweed is already a staple food and medicine in many traditional cultures around the world, including in Japan, Okinawa, Korea, and for many Native and/or First Nations peoples of North America.
Liked by sachisings and 13 others
get.rootless Looking into the future of Rootless we see a place where both people and planet thrive 💫
Check out the link in our bio to get involved 🌱
#peopleandplanet #crowdfunding #womenled #makemenopausematter #hormonalhealth
December 20, 2023

3:53

GET.ROOTLESS
Posts

3:53

GET.ROOTLESS
Posts

get.rootless and gabbypavelko

get.rootless and gabbypavelko

By 2050...

Seaweed has become a dietary staple for people who did not previously consume it as part of their traditional cuisine: it's available in many delicious and culturally appropriate forms, and is celebrated as a crucial component of the American diet. This revolutionary shift resulting from innovations in seaweed supply chains and cuisines, where 10% of every person's daily diet comes from seaweed, has revolutionized individual health, oceanic health, and greatly contributed towards a climate stabilization.

→

Green Economy, Green Planet.

Oceans are constantly being regenerated, as localized, small-scale, ethical, zero-input seaweed farming has become a cornerstone of sustainable agriculture. Seaweed's carbon-sequestering properties have helped to mitigate climate change and maintain biodiversity so that marine ecosystems can flourish. The collective effort to integrate seaweed into diets has reduced the environmental impact of land-based farming practices, creating a harmonious balance between human nutrition and ecological well-being.

→

Liked by **sachisings** and **13 others**
get.rootless Looking into the future of Rootless we see a place where both people and planet thrive 💪

Check out the link in our bio to get involved 🌱

#peopleandplanet #crowdfunding #womenled #makemenopausematter #hormonalhealth
December 20, 2023

Liked by **sachisings** and **13 others**
get.rootless Looking into the future of Rootless we see a place where both people and planet thrive 💪

Check out the link in our bio to get involved 🌱

#peopleandplanet #crowdfunding #womenled #makemenopausematter #hormonalhealth
December 20, 2023



3:53
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
Empowered Women, Excellent Healthcare.
Thanks to visionary leaders, funding for women's health research has skyrocketed. The groundbreaking initiatives begun in 2023 have paved way for new, comprehensive women's healthcare solutions that address hormonal imbalances before they even surface. Every woman, regardless of age, has easy, affordable, personalized, healthcare, guided by a deep understanding of her unique journey, beliefs, and cultural background.
Liked by sachisings and 13 others
get.rootless Looking into the future of Rootless we see a place where both people and planet thrive 💫
Check out the link in our bio to get involved 🌱
#peopleandplanet #crowdfunding #womenled #makemenopausematter #hormonalhealth
December 20, 2023

3:53
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
Let's make this vision a reality, together.
If you're interested in learning more about how you can become an investor in Rootless and help us realize our vision for the future, please express your interest before December 22nd by heading to link in our bio!
Liked by sachisings and 13 others
get.rootless Looking into the future of Rootless we see a place where both people and planet thrive 💫
Check out the link in our bio to get involved 🌱
#peopleandplanet #crowdfunding #womenled #makemenopausematter #hormonalhealth
December 20, 2023



3:53
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
ROOTLESS
$577,500
in reservations,
all in under 2 weeks!
Powered by Seaweed • Powered by You •
Liked by sachisings and 46 others
get.rootless Tonight at midnight marks the end of our campaign and we can't thank everyone enough for your support bringing us towards our goal of ✨ women's health powered by women ✨
If you haven't had the chance yet head to the link in our bio to reserve your spot and learn more 💓
#womensupportingwomen #womenshealth #crowdfunding

3:53
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
We're elated!!!
As our campaign comes to an end tonight at midnight, we want to thank you, our community, for your generous support.
Liked by sachisings and 46 others
get.rootless Tonight at midnight marks the end of our campaign and we can't thank everyone enough for your support bringing us towards our goal of ✨ women's health powered by women ✨
If you haven't had the chance yet head to the link in our bio to reserve your spot and learn more 💓
#womensupportingwomen #womenshealth #crowdfunding



3:53
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
Take part in a movement with momentum.
Women's health, powered by women.
The time for female leadership in woman's health is now! Support a female founded and led company with a radical vision for the future.
Liked by sachisings and 46 others
get.rootless Tonight at midnight marks the end of our campaign and we can't thank everyone enough for your support bringing us towards our goal of ✨ women's health powered by women ✨
If you haven't had the chance yet head to the link in our bio to reserve your spot and learn more 💓
#womensupportingwomen #womenshealth #crowdfunding

3:54
GET.ROOTLESS
Posts
get.rootless and gabbypavelko
If you haven't made a reservation yet, today before 11:59pm PST is your last chance. Don't miss out!!!
Together we can build a world in which people and planet flourish!
Head to our link in bio to learn more.
Liked by sachisings and 46 others
get.rootless Tonight at midnight marks the end of our campaign and we can't thank everyone enough for your support bringing us towards our goal of ✨ women's health powered by women ✨
If you haven't had the chance yet head to the link in our bio to reserve your spot and learn more 💓
#womensupportingwomen #womenshealth #crowdfunding